UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
February 1, 2010
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Interim group management report
Condensed Interim Consolidated Financial Statements
Notes
Supervisory Board and Managing Board
Review report
Quarterly summary
Siemens financial calendar

Introduction
     Siemens AG’s Interim Report for the Siemens Group complies with the applicable legal requirements of the German Securities Trading Act (Wertpapierhandelsgesetz — WpHG) regarding quarterly financial reports, and comprises Condensed Interim Consolidated Financial Statements and an Interim group management report in accordance with § 37x (3) WpHG. The Condensed Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB. This Interim Report should be read in conjunction with our Annual Report for fiscal 2009, which includes detailed analysis of our operations and activities.
     Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Key figures(1)	Q1 2010(2)
(unaudited; in millions of €, except where otherwise stated)
Revenue growth Growth and profi t Q Q $ % Change Q $ (8)% Actual Adjusted$ Q $ $ 8% Continuing operations New orders 18,976 22,220 (15) (11) Revenue 17,352 19,634 (12) (8) Total Sectors% Profi t margin Q Profi t Total Sectors 2,255 2,032 11 in % of revenue (Total Sectors) 13.7 11.0 Industry 11.3% EBITDA (adjusted) 2,725 2,513 8 Industry Automation 16.8% in % of revenue (Total Sectors) 16.5 13.6 Drive Technologies% 11.0% Continuing operations Building Technologies 6.9% EBITDA (adjusted) 2,687 2,590 4 OSRAM 13.5% Income from continuing operations 1,526 1,260 21 Industry Solutions 5.6% Basic earnings per share (in euros) 1.70 1.43 19 Mobility 10.4% Continuing and discontinued operations Energy 14.6% Net income 1,531 1,230 24 Fossil Power Generation 17.8% Basic earnings per share (in euros)1.70 1.40 21 Renewable Energy 6.1% Oil Gas 12.6% Return on capital employed Power Transmission 12.9% Q Q $ Power Distribution 13.9% Continuing operations Healthcare* 19.9% Return on capital employed (ROCE) 15.9% 12.9% Imaging IT 21.0% Continuing and discontinued operations Workfl ow Solutions 12.0% Return on capital employed (ROCE) 16.0% 12.6% Diagnostics* 19.6% Siemens IT Solutions 1.7% and Services Free cash fl ow and Cash conversion Siemens Financial 27.3% Q Q $ Services* Total Sectors% Free cash fl ow 1,615 387 Margin ranges * Return on equity 9 Cash conversion 0.72 0.19 Continuing operations ROCE (continuing operations) Free cash fl ow 725 (1,574) Cash conversion 0.47 (1.25) Q 15.9% Continuing and discontinued operations Q $12.9% Free cash fl ow 697 (1,651) Cash conversion 0.45 (1.34) Target corridor: 14 16% Employees (in thousands) Cash conversion (continuing operations) Dec. $ , ( Sept. , $ Cont. Cont. Q 0.47 Op Total ) Op Total ) Q $ (1.25) Employees 402 402 405 405 Germany 128 128 128 128 Target: 1 minus revenue growth rate Outside Germany 274 274 277 277

(1)	New orders and order backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; ROE, ROCE; Free cash flow; cash conversion rate; EBITDA (adjusted); net debt and adjusted industrial net debt are or may be non-GAAP financial measures. A definition of these supplemental financial measures, a reconciliation to the most directly comparable IFRS financial measures and information regarding the usefulness and limitations of these supplemental financial measures are available on our Investor Relations website under www.siemens.com/nonGAAP.

(2)	October 1, 2009 — December 31, 2009.

(3)	Adjusted for portfolio and currency translation effects.

(4)	During the second quarter of fiscal 2009 Electronics Assembly Systems was reclassified to Centrally managed portfolio activities. The presentation of certain prior-year information was reclassified accordingly.

(5)	Earnings per share — attributable to shareholders of Siemens AG. For fiscal 2010 and 2009 weighted average shares outstanding (basic) (in thousands) for the first quarter amounted to 866,838 and 862,005 respectively.

(6)	Discontinued operations consist of Siemens VDO Automotive activities as well as of carrier networks, enterprise networks and mobile devices activities.

(7)	Continuing and discontinued operations.

(8)	Profit margin including PPA effects for Healthcare is 18.5% and for Diagnostics 14.7%.

(9)	Return on equity is calculated as annualized Income before income taxes of Q1 divided by average allocated equity for the first quarter of fiscal 2010 (€ 1.466 billion).

Interim group management report
Overview of financial results for the first quarter of fiscal 2010
(Three months ended December 31, 2009)
•	First-quarter revenue of €17.352 billion was down 12% compared to the prior-year period, yet exceptional execution and a favorable revenue mix helped lift Total Sectors profit 11%, to €2.255 billion.

•	Orders of €18.976 billion came in 15% lower compared to the prior-year period, including expected contraction in industrial and energy infrastructure markets that typically lag macroeconomic cycles.

•	The book-to-bill ratio was 1.09 and the backlog for the Sectors was €83 billion.

•	Income from continuing operations rose 21%, to €1.526 billion, and net income increased 24%, to €1.531 billion. Basic EPS was €1.70 for both.

•	Free cash flow from continuing operations was a positive €725 million compared to a negative €1.574 billion in the first quarter a year ago.
     Management’s perspective on first-quarter results and the economic environment. In the view of the management of Siemens, earnings for the first quarter provide a gratifying snapshot of the current situation. The actions taken by Siemens at an early stage of the financial crisis and global recession are now cushioning Siemens from the ongoing repercussions, including continued contraction in some markets we serve and stabilization of demand at a lower level in others. Siemens continues to tackle all challenges decisively and in a responsible manner.
     Shorter-cycle demand stabilizing, some energy and industrial markets still contracting. As expected, market development was mixed in the first quarter. While some short-cycle businesses saw signs that demand is stabilizing at a lower level, some industrial and energy infrastructure businesses experienced further market contraction. Thus orders came in 15% below the prior-year period but rose on a consecutive-quarter basis. The decline in revenue year-over-year was smaller, at 12%, in part because Divisions with strong order backlogs were able to convert prior orders to current business. The Sectors’ combined book-to-bill ratio came in at 1.09, and their total order backlog rose on a consecutive-quarter basis, to €83 billion. On an organic basis, excluding currency translation and portfolio effects, revenue declined 8% and orders decreased 11%.
     Order declines continue at Energy and Industry. Orders came in lower for all Sectors compared to the prior-year period. Order intake declined 19% in Energy due primarily to market contraction and increased pricing pressure. Orders increased strongly at Renewable Energy, including a high volume from large orders. Orders fell 16% in Industry, due mainly to lower demand at Industry Solutions and Drive Technologies. Healthcare orders came in 1% below the prior-year level, and increased on an organic basis. On a geographic basis, orders declined in all regions, including substantially lower volume from large fossil power generation contracts in the region comprising Europe, Commonwealth of Independent States (C.I.S.), Africa, Middle East.

     Revenue lower in all Sectors and regions. The Industry Sector was the primary factor in lower revenue year-over-year, reporting a 13% decline in the first quarter on lower sales at Drive Technologies, Industry Solutions, Building Technologies and Industry Automation. Energy reported a revenue decline of 10% on lower volume in all Divisions. Healthcare revenue declined modestly compared to the prior-year period, and rose on an organic basis. First-quarter revenue declined year-over-year in all three regions. The sharpest decline came in the Americas, including strong negative currency translation effects from the U.S. Within the decline in Asia, Australia, both India and China posted higher revenue compared to the first quarter a year ago.
     Healthcare and Energy take Total Sectors profit higher. Total Sectors profit for the first quarter climbed 11% year-over-year, to €2.255 billion, despite the 12% decline in revenue mentioned above. A favorable revenue mix and cost situation lifted the Sectors’ combined gross margin, and functional costs were significantly lower, particularly for Marketing, selling and general administrative (SG&A) expenses. Total Sectors profit also included a €45 million gain on the sale of a business. Healthcare was the primary driver of the increase in Total Sectors profit, with a double-digit profit increase in its imaging business and a profit rebound in the solutions business compared to the first quarter a year earlier. Energy’s contribution to the increase in Total Sectors profit came primarily from its fossil power generation business. While Industry accounted for the largest share of Total Sectors profit, its first-quarter result was lower than a year earlier.
     Total Sectors profit lifts income from continuing operations. Income from continuing operations rose 21% year-over-year, to €1.526 billion, and basic EPS on a continuing basis rose to €1.70 from €1.43 a year earlier. A major factor in the increase was higher Total Sectors profit. In addition, Corporate Treasury results rose on lower interest expense and higher results from interest rate derivatives not qualifying for hedge accounting.
     Net income driven by continuing operations. Net income in both periods under review was generated almost entirely by income from continuing operations. Net income in the current quarter was €1.531 billion, up 24% from €1.230 billion in the same period a year earlier. Corresponding basic EPS for the current quarter was €1.70 compared to €1.40 for the prior-year period.
     Strong Free cash flow. Free cash flow at the Sector level climbed to €1.615 billion compared to €387 million in the same quarter a year earlier. The current period benefited from improved net working capital management and tight control of capital expenditures. Free cash flow from continuing operations was a positive €725 million compared to a negative €1.574 billion in the first quarter a year ago.

That prior-year quarter included €1.008 billion in cash outflows associated with the settlement of legal proceedings. An additional €0.2 billion in outflows stemmed from charges related to project reviews and structural initiatives as well as to SG&A reduction; the current period includes a similar amount in outflows related to severance charges. The cash conversion rate for the first quarter was 0.47, well above the prior-year level.
     ROCE rises on higher income. On a continuing basis, ROCE for the first quarter of fiscal 2010 increased by 3 percentage points year-over-year to 15.9%. The difference was mainly due to higher income from continuing operations. To a lesser extent, ROCE also benefited from a decline in average capital employed.
     Pension underfunding increases. The estimated underfunding of Siemens’ principal pension plans as of December 31, 2009, amounted to approximately €4.2 billion, compared to an underfunding of approximately €4.0 billion at the end of fiscal 2009. A positive return on plan assets was more than offset by an increase in the defined benefit obligation (DBO). While the change in funded status in general does not affect earnings for the current fiscal year, it impacts equity on the Consolidated Statements of Financial Position.

Results of Siemens
Results of Siemens — First quarter of fiscal 2010
     The following discussion presents selected information for Siemens for the first quarter of fiscal 2010:
     Orders and revenue
     As expected, market development was mixed in the first quarter of fiscal 2010. While some short-cycle businesses saw signs that demand is stabilizing at a lower level, some industrial and energy infrastructure businesses experienced further market contraction. Thus first-quarter orders came in 15% below the prior-year period but rose on a consecutive-quarter basis. The decline in revenue year-over-year was smaller, at 12%, in part because Divisions with strong order backlogs were able to convert prior orders to current business. With orders exceeding revenue in all three Sectors, our book-to-bill ratio came in at 1.09 and the combined order backlog for the Sectors rose on a consecutive-quarter basis, to €83 billion. Out of the current backlog, orders of €32 billion are expected to be converted into revenue during fiscal 2010. On an organic basis, excluding the net effect of currency translation and portfolio transactions, revenue declined 8% and orders decreased 11% compared to the same period a year earlier.

	New Orders (location of customer)
	First three months
	of fiscal		% Change		therein
(in millions of € )	2010	2009(1)	Actual	Adjusted(2)	Currency	Portfolio
Europe, C.I.S.(3), Africa, Middle East	10,823	13,365	(19)%	(17)%	(1)%	(1)%
therein Germany	2,906	3,930	(26)%	(26)%	0%	0%
Americas	5,134	5,498	(7)%	0%	(7)%	0%
therein U.S.	3,798	4,258	(11)%	(1)%	(10)%	0%
Asia, Australia	3,019	3,357	(10)%	(7)%	(3)%	0%
therein China	1,160	1,176	(1)%	5%	(6)%	0%
therein India	467	585	(20)%	(12)%	(8)%	0%
Siemens	18,976	22,220	(15)%	(11)%	(3)%	(1)%

(1)	Certain prior-year information was reclassified to conform to the current regional presentation.

(2)	Excluding currency translation and portfolio effects.

(3)	Commonwealth of Independent States.
     Orders related to external customers decreased 15% in the first quarter of fiscal 2010, including declines in all three Sectors. Order intake declined strongest in Energy due primarily to market contraction, particularly at Fossil Power Generation, and increased pricing pressure. Within the Energy Sector, only Renewable Energy posted order growth compared to the same period a year ago, on a higher volume from major orders. The Industry Sector – our largest Sector – saw orders decline 16% compared to the prior-year period, due mainly to lower demand at Industry Solutions and Drive Technologies. At both Divisions, the long-cycle businesses experienced adverse effects from the recession and contraction in their respective markets. Healthcare orders came in 1% below the prior-year level, and increased on an organic basis.
     In the region Europe, C.I.S., Africa, Middle East – our largest reporting region – orders declined 19% on decreases in all Sectors. The decline was most pronounced in the Energy Sector, where a 30% drop in order intake was due primarily to a significantly lower volume from large orders at Fossil Power Generation. The Industry Sector also recorded a double-digit order decline in the region, despite two large rolling stock orders from Russia at the Mobility Division. For comparison, a major contract win in the first quarter of fiscal 2009 at Mobility was a major factor for the overall 26% order decline in Germany year-over-year. Healthcare orders declined 4% in the region comprising Europe, C.I.S., Africa and the Middle East. Siemens has decided that, as a general rule, it will not enter into new contracts with customers in Iran. However, legally binding bids submitted in the past and existing agreements will be honored. The 7% order decline in the Americas was driven by strong negative currency translation effects from the U.S. On an organic basis, orders came in level in the Americas and decreased only modestly in the U.S. Industry posted a decline of 19% in the Americas region, including decreases in all Divisions. Organic order growth in the Healthcare Sector was more than offset by currency translation effects. A number of major contract wins at Renewable Energy contributed to order growth of 9% in Energy in the region, offsetting lower order intake in other Divisions in the Sector. In Asia, Australia orders declined 10% year-over-year due to decreases in Industry and Energy, driven by a lower volume from large orders at Industry Solutions and Fossil Power Generation, respectively.

The Healthcare Sector posted a 24% order increase in the region. The order decline of 20% in India was largely due to a major contract win in the prior-year period at Industry Solutions and to negative currency translation effects.

	Revenue (location of customer)
	First three months
	of fiscal		% Change		therein
(in millions of € )	2010	2009(1)	Actual	Adjusted(2)	Currency	Portfolio
Europe, C.I.S.(3), Africa, Middle East	9,970	11,240	(11)%	(8)%	(2)%	(1)%
therein Germany	2,681	3,165	(15)%	(15)%	0%	(1)%
Americas	4,376	5,370	(19)%	(13)%	(6)%	0%
therein U.S.	3,167	4,063	(22)%	(14)%	(8)%	0%
Asia, Australia	3,005	3,024	(1)%	1%	(2)%	0%
therein China	1,231	1,200	3%	8%	(5)%	0%
therein India	399	361	10%	15%	(5)%	0%
Siemens	17,352	19,634	(12)%	(8)%	(3)%	(1)%

(1)	Certain prior-year information was reclassified to conform to the current regional presentation.

(2)	Excluding currency translation and portfolio effects.

(3)	Commonwealth of Independent States.
     Revenue related to external customers declined 12% compared to the prior-year quarter, including decreases in all Sectors. The Industry Sector was the primary factor in lower revenue year-over-year, reporting a 13% decline in the first quarter on lower sales at Drive Technologies, Industry Solutions, Building Technologies and Industry Automation. The Energy Sector reported a revenue decline of 10% on lower volume in all Divisions, particularly including a sharp, short-term revenue drop at Renewable Energy. Due primarily to negative currency translation effects, Healthcare revenue declined modestly compared to the prior-year period.
     In Europe, C.I.S., Africa, Middle East, first-quarter revenue decreased 11% year-over-year due largely to lower sales in the Industry Sector. Within the Sector, only OSRAM recorded higher revenue compared to the prior-year period, and the Drive Technologies Division posted the sharpest decline. Drive Technologies was also the major factor in the overall 15% revenue decrease in Germany. Revenues in Energy and Healthcare decreased only slightly in the Europe, C.I.S., Africa, Middle East region. In the Americas, revenue fell 19% compared to the prior-year period on double-digit declines in all Sectors, influenced by strong negative currency translation effects from the U.S. In the Asia, Australia region, increases in Healthcare and Industry were more than offset by a double-digit decline in the Energy Sector. As a result, revenue declined 1% overall, despite higher sales in India and China.

Consolidated Statements of Income

	First three months
	of fiscal
(in millions of € )	2010	2009	% Change
Gross profit on revenue	5,294	5,640	(6)%
as percentage of revenue	30.5%	28.7%
     Gross profit for the first quarter decreased 6% compared to the same period a year earlier, due primarily to a volume-driven, double-digit drop in the Industry Sector including significant gross profit declines at Drive Technologies and Industry Automation. Due mainly to the Sectors Healthcare and Energy, our overall gross profit margin rose compared to the prior-year period, driven by a favorable revenue mix and cost position, including a significant swing in the effects from commodity hedging that was most notable in the Sectors Industry and Energy. While both Energy and Healthcare recorded gross profit growth year-over-year due to the higher gross profit margins, the increase in Healthcare was also due to prior-year charges at Workflow & Solutions. In combination, these factors resulted in a gross profit margin of 30.5% for Siemens overall, up from 28.7% in the first quarter a year earlier.

	First three months
	of fiscal
(in millions of € )	2010	2009	% Change
Research and development expenses	(822)	(914)	(10)%
as percentage of revenue	4.7%	4.7%	—
Marketing, selling and general administrative expenses	(2,543)	(2,868)	(11)%
as percentage of revenue	14.7%	14.6%	—
Other operating income	169	185	(9)%
Other operating expense	(56)	(117)	(52)%
Income from investments accounted for using the equity method, net	115	117	(2)%
Interest income	517	577	(10)%
Interest expense	(466)	(629)	(26)%
Other financial income (expense), net	(14)	(256)	(95)%
     Research and development (R&D) expenses decreased to €822 million from €914 million in the prior-year period, due to lower outlays in Industry and Healthcare. R&D expenses as a percentage of revenue remained at the prior-year level of 4.7%. SG&A expenses declined to €2.543 billion, from €2.868 billion in the prior-year period, including lower expenses in all Sectors. As revenue fell even more than SG&A expenses in the current quarter, the SG&A expense ratio rose slightly to 14.7% compared to 14.6% a year earlier.
     Other operating income decreased to €169 million in the first quarter, compared to €185 million in the same period a year earlier. The current quarter included a gain on the sale of the Mobility Division’s airfield lighting business as well as higher gains from sales of real estate. For comparison, the prior-year period included income related to legal and regulatory matters. Other operating expense was €56 million, down from €117 million in the first quarter a year earlier. In the current period we incurred no expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. These expenses amounted to €49 million in the first quarter a year earlier.
     Interest income decreased to €517 million in the first quarter, compared to €577 million in the same period a year earlier. Interest expense was €466 million, down from €629 million in the first quarter a year earlier. The decline in both interest income and interest expense was driven by substantially lower interest rates compared to the prior-year period.
     Other financial income (expense), net was a negative €14 million in the first quarter, compared to a negative €256 million in the same period a year earlier. The prior-year period included higher expenses related to the interest component from measuring provisions, as well as negative results of hedging activities not qualifying for hedge accounting and higher expenses as a result of allowances and write offs of finance receivables.

	First three months
	of fiscal
(in millions of € )	2010	2009	% Change
Income from continuing operations before income taxes	2,194	1,735	26%
Income taxes	(668)	(475)	41%
as percentage of income from continuing operations before income taxes	30%	27%	—
Income from continuing operations	1,526	1,260	21%
Income (loss) from discontinued operations, net of income taxes	5	(30)	—
Net income	1,531	1,230	24%
Net income attributable to non-controlling interests	54	27	—
Net income attributable to shareholders of Siemens AG	1,477	1,203	23%
     Income from continuing operations before income taxes was €2.194 billion in the first quarter, compared to €1.735 billion in the same period a year earlier. The change year-over-year was due to the factors mentioned above, primarily including a favorable revenue mix and cost position, which increased our gross profit margin and limited the volume-driven decline in gross profit on an absolute basis, a reduction in SG&A and R&D expenses, and an improved financial result. The effective tax rate on income from continuing operations was 30%. The effective tax rate of 27% in the prior-year period benefited from positive tax effects, including effects related to the divestment of a business. As a result, Income from continuing operations after taxes was €1.526 billion in the first quarter of fiscal 2010, up from €1.260 billion in the prior-year period.
     Discontinued operations primarily include former Com activities, comprising the enterprise networks business, 51% of which was divested during the fourth quarter of fiscal 2008; telecommunications carrier activities transferred into Nokia Siemens Networks B.V. (NSN) in the third quarter of fiscal 2007; and the mobile devices business sold to BenQ Corporation in fiscal 2005. Income from discontinued operations in the current quarter was a positive €5 million, compared to a loss of €30 million in the prior-year period. For additional information regarding discontinued operations, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.
     Net income for Siemens in the first quarter was €1.531 billion compared to €1.230 billion in the same period a year earlier. Net income attributable to shareholders of Siemens AG was €1.477 billion, up from €1.203 billion in the first quarter of fiscal 2009.
Portfolio activities
     At the beginning of November 2009, Siemens completed the acquisition of 100% of Solel Solar Systems Ltd. (Solel), a solar thermal power technology company. Solel, which was consolidated as of November 2009, will be integrated into the Energy Sector’s Renewable Energy Division. The aggregate consideration provisionally determined, amounts to approximately €279 million (including cash acquired).
     At the beginning of November 2009, Siemens sold its airfield lighting business, which was part of the Industry Sector’s Mobility Division.
     At the end of December 2009, Siemens sold its 25% minority stake in Dräger Medical AG & Co. KG to the majority shareholder Drägerwerk AG & Co. KGaA. The investment was accounted for using the equity method in the Healthcare Sector.
     We completed certain other portfolio transactions during the first quarter of fiscal 2010, which did not have a significant effect on our Interim Consolidated Financial Statements. For further information on acquisitions and dispositions, see “Notes to Condensed Interim Consolidated Financial Statements.”

Segment information analysis
Sectors
Industry

Sector	First three months
	of fiscal		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Profit	911	934	(2)%
Profit margin	11.3%	10.1%
New orders	8,249	9,776	(16)%	(14)%	(2)%	0%
Revenue	8,070	9,288	(13)%	(11)%	(2)%	0%

(1)	Excluding currency translation and portfolio effects.
     Industry continued to face market challenges especially in the process and construction industries. Conditions in manufacturing markets remained difficult, but showed signs of stabilizing. The Sector partly offset the effects of lower revenue with capacity adjustment measures and exceptional cost management, and OSRAM and Mobility reported higher profits compared to the first quarter a year earlier, including a €45 million gain at Mobility on the sale of a business. As a result, the Sector reported first-quarter profit of €911 million, a 2% decline year-over-year.
     First-quarter revenue for Industry fell 13% compared to the prior-year period, including double-digit revenue declines at Drive Technologies, Industry Solutions, Building Technologies and Industry Automation. First-quarter orders came in 16% lower year-over-year. On an organic basis, excluding currency translation and portfolio effects, revenue and orders declined 11% and 14%, respectively. Revenue rose slightly in Asia, Australia but fell in the Americas and the Europe, C.I.S., Africa, Middle East region. Orders were lower in all three regions. The Sector’s book-to-bill ratio was 1.02, taking its order backlog to €28 billion. Industry initiated restructuring measures in fiscal 2009 and plans to continue them to the necessary extent in fiscal 2010. Effective with the first quarter of fiscal 2010, Industry’s low-voltage switchgear business was transferred from Industry Automation to Building Technologies to achieve synergies in technology, production and marketing. In addition, a production site was transferred from Industry Automation into Drive Technologies. Results for the affected Divisions are shown on a retrospective basis.

Divisions	New Orders
	First three months
	of fiscal		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Industry Automation(2)(3)	1,406	1,600	(12)%	(9)%	(3)%	0%
Drive Technologies	1,575	2,086	(25)%	(23)%	(2)%	0%
Building Technologies(2)	1,611	1,839	(12)%	(9)%	(3)%	0%
OSRAM	1,130	1,097	3%	6%	(4)%	2%
Industry Solutions	1,233	1,916	(36)%	(34)%	(2)%	0%
Mobility	1,887	1,924	(2)%	0%	(2)%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	At the beginning of fiscal 2010, the low-voltage switchgear business has been reclassified from Industry Automation to Building Technologies. Prior-year amounts were reclassified for comparison purposes.

(3)	At the beginning of fiscal 2010, a production site has been reclassified from Industry Automation to Drive Technologies. Prior-year amounts were reclassified for comparison purposes.

Divisions	Revenue
	First three months
	of fiscal		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Industry Automation(2)(3)	1,397	1,609	(13)%	(10)%	(3)%	0%
Drive Technologies	1,510	2,060	(27)%	(25)%	(2)%	0%
Building Technologies(2)	1,560	1,833	(15)%	(12)%	(3)%	0%
OSRAM	1,130	1,097	3%	6%	(4)%	2%
Industry Solutions	1,437	1,796	(20)%	(18)%	(2)%	0%
Mobility	1,582	1,564	1%	3%	(1)%	(1)%

(1)	Excluding currency translation and portfolio effects.

(2)	At the beginning of fiscal 2010, the low-voltage switchgear business has been reclassified from Industry Automation to Building Technologies. Prior-year amounts were reclassified for comparison purposes.

(3)	At the beginning of fiscal 2010, a production site has been reclassified from Industry Automation to Drive Technologies. Prior-year amounts were reclassified for comparison purposes.

Divisions	Profit			Profit margin
	First three months			First three months
	of fiscal			of fiscal
(in millions of €)	2010	2009	% Change	2010	2009
Industry Automation(1)	234	268	(13)%	16.8%	16.7%
Drive Technologies	166	260	(36)%	11.0%	12.6%
Building Technologies(1)	107	111	(4)%	6.9%	6.1%
OSRAM	152	92	65%	13.5%	8.4%
Industry Solutions	81	119	(32)%	5.6%	6.6%
Mobility	165	85	94%	10.4%	5.4%

(1)	At the beginning of fiscal 2010, the low-voltage switchgear business has been reclassified from Industry Automation to Building Technologies. Prior-year amounts were reclassified for comparison purposes.
     First-quarter revenue at Industry Automation fell 13% year-over-year. Restocking by customers slowed the decline and also resulted in a favorable revenue mix. Combined with exceptional cost management, this enabled the Division to post a profit of €234 million. First-quarter orders were down 12% but rose compared to the three previous quarters. Purchase price accounting (PPA) effects related to the purchase of UGS Corp. in fiscal 2007 were €32 million in the current quarter and €35 million in the prior-year period.
     Revenue and orders at Drive Technologies came in well below the prior-year levels, as repercussions from the recession adversely affected markets for its long-cycle businesses. Volume declined again year-over-year, and fell most sharply in the Americas region as well as in the Europe, C.I.S., Africa, Middle East region. Falling revenue and declining capacity utilization took first-quarter profit down 36% year-over-year, to €166 million. In connection with an upcoming change in technology at the Divisions’ low voltage motors business, plans call for reorganizing the production structure at this business. Due to an ongoing slump in volume in the key mechanical engineering market, an adjustment of the Division’s production capacity is also planned. As a result, the Division plans to reduce the workforce and expects to incur charges in the coming quarters.
     Construction activity in the U.S. and the Europe, C.I.S., Africa, Middle East region continued to decelerate, adversely affecting Building Technologies. The Division posted a 15% decrease in revenue and a 12% decline in orders compared to the first quarter a year ago. The low-voltage switchgear business was dilutive to profit margin but it contributed a positive profit swing year-over-year, limiting the decline in profit for Building Technologies overall to 4%.
     OSRAM generated double-digit revenue growth in emerging markets, more than offsetting market weakness in developed countries. Both revenue and orders for the first quarter rose 3% year-over-year, to €1.130 billion, including strong demand for LEDs. On an organic basis, first-quarter volume rose 6% year-over-year, helping increase profit to €152 million for the quarter. Profitability surged on higher capacity utilization, an improved product mix and lower expenses.

     Market conditions remained structurally difficult for Industry Solutions, resulting in a broad-based volume decline compared to the first quarter a year ago. Lower revenue and declining capacity utilization took profit down 32%, to €81 million. First-quarter orders declined 36% year-over-year. Along with a steep drop in demand in its metals technologies unit, the Division saw double-digit order declines in the Americas region and the Europe, C.I.S., Africa, Middle East region, particularly in the U.S. and Germany, respectively, and in the Asia, Australia region. Due to declining market volume, the Division plans to reduce its workforce. As a result, Industry Solutions expects to incur charges in the coming quarters.
     First-quarter profit at Mobility increased substantially year-over-year, to €165 million, benefiting from a gain of €45 million on the sale of the Division’s airfield lighting business. Revenue for the current period rose 1% year-over-year, due in part to selective order intake in prior periods. Controlled order intake continued in the current period, and orders came in 2% below the prior-year quarter. Both periods included major orders in the Europe, C.I.S., Africa, Middle East region.
Energy

Sector	First three months
	of fiscal		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Profit	821	756	9%
Profit margin	14.6%	12.1%
New orders	6,918	8,534	(19)%	(16)%	(3)%	0%
Revenue	5,616	6,232	(10)%	(7)%	(3)%	0%

(1)	Excluding currency translation and portfolio effects.
     The Energy Sector executed well in the first quarter, increasing Sector profit 9% year-over-year to €821 million despite a decline in revenue. Fossil Power Generation was the primary driver of profit growth, more than offsetting a short-term drop in profit at Renewable Energy driven largely by lower revenue. Revenue overall fell 10%, including declines in all Divisions and all regions. Market conditions remained challenging, as utilities and industrial customers continued to postpone infrastructure projects and market contraction led to increased pricing pressure. In this environment, first-quarter orders for Energy came in 19% lower year-over-year. Only Renewable Energy posted higher orders compared to the same period a year ago, on a higher volume from large orders. While orders declined in the regions Europe, C.I.S., Africa, Middle East and Asia, Australia, they increased in the Americas region due primarily to large contract wins at Renewable Energy. The Sector’s book-to-bill ratio was strong at 1.23, taking its order backlog to €49 billion.

Divisions	New Orders
	First three months
	of fiscal		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Fossil Power Generation	2,040	3,997	(49)%	(46)%	(3)%	0%
Renewable Energy	1,576	648	143%	158%	(14)%	0%
Oil & Gas	1,030	1,360	(24)%	(23)%	(1)%	0%
Power Transmission	1,712	1,915	(11)%	(8)%	(3)%	0%
Power Distribution	727	857	(15)%	(13)%	(3)%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Revenue
	First three months
	of fiscal		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Fossil Power Generation	2,257	2,373	(5)%	(2)%	(3)%	0%
Renewable Energy	480	713	(33)%	(33)%	(4)%	4%
Oil & Gas	997	1,048	(5)%	(3)%	(2)%	0%
Power Transmission	1,319	1,500	(12)%	(8)%	(4)%	0%
Power Distribution	695	805	(14)%	(11)%	(3)%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Profit			Profit margin
	First three months			First three months
	of fiscal			of fiscal
(in millions of €)	2010	2009	% Change	2010	2009
Fossil Power Generation	401	289	39%	17.8%	12.2%
Renewable Energy	29	101	(71)%	6.1%	14.2%
Oil & Gas	126	106	19%	12.6%	10.1%
Power Transmission	170	152	12%	12.9%	10.1%
Power Distribution	96	107	(10)%	13.9%	13.3%
     Fossil Power Generation posted outstanding bottom-line results in the first quarter, combining strong project execution and a favorable revenue mix, including a peak profit contribution from the service business. As a result, the Division generated profit of €401 million compared to €289 million in the prior-year period, and its profit margin surged well above the level expected for the full fiscal year. In contrast, topline development was heavily influenced by market contraction. This resulted in the Division’s fourth consecutive quarter-over-quarter decline in orders, and the current period also included significantly lower volume from large orders compared to the prior-year period. Fossil Power Generation’s strong order backlog cushioned the effect of market conditions on revenue, which came in 5% below the prior-year quarter.
     The wind energy market continued to grow unevenly due to factors including the economic downturn and the magnitude of large wind-farm orders. In this dynamic environment, Renewable Energy more than doubled first-quarter orders year-over-year, but saw revenue drop by a third compared to the prior-year period due to selective order intake a year earlier and the long lead times of large off-shore projects booked between the periods under review. Consolidation of the solar company Solel occasioned €15 million in transaction and integration costs. Combined with lower revenue, this reduced profit to €29 million from €101 million in the prior-year period. Renewable Energy expects that revenue and earnings conversion will rebound in the second half of the fiscal year and that its backlog will continue to expand.
     The Oil & Gas Division increased first-quarter profit to €126 million from €106 million a year earlier, due in part to improved profitability in the service business. Uncertain market conditions undercut demand, and orders fell 24% from the prior-year level. Conversion of past orders in the Division’s backlog held the decline in revenue to 5%.
     Profit rose to €170 million at Power Transmission, including positive effects from commodity hedging. First-quarter revenue was lower year-over-year due partly to a generally declining order trend in fiscal 2009. First-quarter orders also declined year-over-year. Power Distribution contributed first-quarter profit of €96 million, down from the prior-year level due primarily to lower revenue. Orders also came in lower than a year earlier. The book-to-bill ratio for both Power Transmission and Power Distribution was above 1 for the quarter.
Healthcare

Sector	First three months
	of fiscal		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Profit	523	342	53%
Profit margin	18.5%	11.6%
New orders	2,869	2,896	(1)%	4%	(4)%	0%
Revenue	2,831	2,936	(4)%	1%	(4)%	0%

(1)	Excluding currency translation and portfolio effects.
     In a challenging market environment the Healthcare Sector delivered substantially higher first-quarter profit even though organic revenue remained level year-over-year. The healthcare environment remained difficult due to restricted markets for equipment financing, uncertainty related to healthcare reform in the U.S., and concerns regarding the effect of budget deficits on public spending in developed economies.
     Profit reached €523 million in the quarter. For comparison, profit of €342 million in the prior-year period was burdened by €41 million in charges in the Workflow & Solutions Division. Strong execution in the current period resulted in a favorable revenue mix, lower SG&A including structural cost savings, and a profitable quarter at Workflow & Solutions.

Compared to the prior-year quarter, Sector profit benefited from a positive effect related to currency hedging. In addition, Healthcare recorded lower profit impacts from costs associated with past acquisitions, including previously announced costs associated with the next phase of integration activities at Diagnostics. PPA effects of €41 million were equivalent to approximately 1.4 percentage points (pp) of profit margin. A year earlier, PPA effects and integration costs in the first quarter totaled €66 million, equivalent to approximately 2.2 pp of profit margin. During the current period, Healthcare consummated the disposal of its stake in Draeger Medical AG & Co. KG.
     Orders came within 1% of the prior-year level, including stable orders at Imaging & IT and Workflow & Solutions and lower orders at Diagnostics. Double-digit order growth in the region Asia, Australia nearly offset declines in other regions. First-quarter revenue was 4% below the level a year earlier, including a double-digit decline in the U.S. Excluding negative currency translation effects, orders rose 4% and revenue increased 1%. Healthcare’s book-to-bill ratio was 1.01 in the first quarter, taking its order backlog to €6 billion.

Divisions	New Orders
	First three months
	of fiscal		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Imaging & IT	1,768	1,769	0%	5%	(5)%	0%
Workflow & Solutions	330	335	(1)%	2%	(3)%	0%
Diagnostics	832	864	(4)%	1%	(4)%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Revenue
	First three months
	of fiscal		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Imaging & IT	1,695	1,769	(4)%	0%	(4)%	0%
Workflow & Solutions	368	373	(1)%	1%	(3)%	0%
Diagnostics	830	872	(5)%	(1)%	(4)%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Profit			Profit margin
	First three months			First three months
	of fiscal			of fiscal
(in millions of €)	2010	2009	% Change	2010	2009
Imaging & IT	357	262	36%	21.0%	14.8%
Workflow & Solutions	44	(6)	—	12.0%	(1.6)%
Diagnostics	122	83	47%	14.7%	9.5%
     Imaging & IT increased first-quarter profit to €357 million from €262 million in the prior-year period. Along with a favorable product mix and exceptional cost management, the Division’s profitability benefited from the positive currency hedge effect mentioned above. The medical imaging market in the U.S. remained challenging, with demand limited by tight credit markets and uncertainty regarding future reimbursements. In contrast, Imaging & IT achieved strong growth in revenue and orders in the region Asia, Australia, including increased volume in Japan. Overall, orders remained flat and revenue declined 4% compared to the first quarter a year earlier. On an organic basis, orders rose 5% and revenue was level with the prior-year period.
     Workflow & Solutions generated €44 million in profit compared to a loss of €6 million in the first quarter a year earlier. That prior-year period included the €41 million in charges mentioned above, partly offset by €11 million in divestment gains.
     First-quarter revenue and orders for the Diagnostics Division declined 5% and 4%, respectively, compared to the prior-year period. While revenue declined more modestly on an organic basis, the Division lost ground in its large markets in the regions Europe, C.I.S., Africa, Middle East and the Americas.

Diagnostics was able to increase first-quarter profit to €122 million due mainly to a favorable product mix, exceptional cost management and lower PPA effects and integration costs. In the first quarter a year earlier, these impacts were €46 million and €20 million, respectively, cutting more than 7.6 pp from the Division’s profit margin. In the current period, PPA effects of €41 million reduced profit margin by approximately 4.9 pp, and the Division also recorded €10 million in costs for the next phase of integration activities.
Equity Investments
     Equity Investments includes investments accounted for using the equity method or at cost and available-for-sale financial assets not allocated to a Sector or Cross-Sector Business for strategic reasons. Major components of Equity Investments include our stakes in NSN, BSH Bosch und Siemens Hausgeräte GmbH (BSH), Enterprise Networks Holdings B.V. (EN) and Krauss-Maffei Wegmann GmbH & Co. KG (KMW). First-quarter profit for Equity Investments was €76 million compared to €85 million in the prior-year period. In the current quarter, the result related to Siemens’ stake in NSN was an equity investment loss of €42 million, compared to a loss of €7 million in the prior-year period. NSN reported to Siemens that it took charges and integration costs totaling €90 million in the current quarter, down from a total of €286 million in same period a year earlier. Siemens’ income from Equity Investments is expected to be volatile in coming quarters.
Cross-Sector Businesses
Siemens IT Solutions and Services

	First three months
	of fiscal		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Profit	17	46	(63)%
Profit margin	1.7%	3.6%
New orders	1,143	1,231	(7)%	(4)%	(2)%	(1)%
Revenue	1,029	1,289	(20)%	(17)%	(2)%	(1)%

(1)	Excluding currency translation and portfolio effects.
     Revenue and orders declined at Siemens IT Solutions and Services due to challenging external markets and streamlined internal business within Siemens. Profit fell on lower volume, to €17 million from €46 million in the first quarter a year earlier.
     The Company has begun preparations to transform Siemens IT Solutions and Services into a separate legal entity within Siemens on July 1, 2010, in order to address the special requirements of the IT market by strengthening Siemens IT Solutions and Services’ entrepreneurial freedom and sharpening its IT service provider profile.
Siemens Financial Services (SFS)

	First three months
	of fiscal
(in millions of €)	2010	2009	% Change
Profit	100	66	52%

	Dec. 31,	Sept. 30,
	2009	2009
Total assets	11,533	11,704	(1)%
     SFS raised its first-quarter profit (defined as income before income taxes) to €100 million, including higher results in the commercial financing business. The same period a year earlier was affected by significantly higher loss reserves. Earnings in the equity business remained stable year-over-year on a high level. Total assets decreased slightly, to €11.533 billion.

Reconciliation to Consolidated Financial Statements
     Reconciliation to Consolidated Financial Statements includes Centrally managed portfolio activities, Siemens Real Estate (SRE) and various categories of items which are not allocated to the Sectors and Cross-Sector Businesses because Management has determined that such items are not indicative of the Sectors’ and Cross-Sector Businesses’ respective performance.
     Siemens completed the streamlining of Other Operations in the fourth quarter of fiscal 2009. Beginning with the first quarter of fiscal 2010, Segment Information includes a new line item for centrally managed activities intended for divestment or closure, which at present primarily include the electronics assembly systems business and activities remaining from the divestment of the former Communications (Com) business. Results for the new line item, Centrally managed portfolio activities, are stated on a retrospective basis.
Centrally managed portfolio activities
     Centrally managed portfolio activities posted a loss of €15 million in the first quarter compared to a loss of €38 million in the same period a year earlier. The change year-over-year was due primarily to the electronics assembly systems business, which reduced its loss to €14 million from €27 million in the prior-year period. Divestment of this business is expected to result in a substantial loss.
Siemens Real Estate
     Income before income taxes at SRE was €60 million in the first quarter, up from €45 million in the same period a year earlier. The increase is due partly to higher gains from sales of real estate. Assets with a book value of €254 million were transferred to SRE during the quarter as part of Siemens’ program to bundle its real estate assets into SRE. Siemens Real Estate anticipates significant costs associated with this program in coming quarters, and expects to continue with real estate disposals depending on market conditions.
Corporate items and pensions
     Corporate items and pensions totaled a negative €288 million in the first quarter compared to a negative €238 million in the same period a year earlier. The main factor in the change was Corporate items, which were a negative €228 million compared to a negative €168 million in the first quarter a year earlier. That prior-year period benefited from an interest-related net gain associated with a major asset retirement obligation, and from a positive effect related to shifting an employment bonus program from cash-based to share-based payment. While the current period included higher expenses associated with streamlining IT costs for Siemens as a whole, there were no expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. These compliance expenses amounted to €49 million in the first quarter a year ago.
Eliminations, Corporate Treasury and other reconciling items
     Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €11 million in the first quarter, compared to a negative €263 million in the same period a year earlier. The improvement was due mainly to Corporate Treasury, where income rose on changes in fair market value from interest rate derivatives not qualifying for hedge accounting and on a decline in other interest expense due to lower interest rates.

Reconciliation to EBITDA (continuing operations)
The following table gives additional information on topics included in Profit and Income before income taxes and provides a reconciliation to EBITDA (adjusted):
For the first three months of fiscal 2010 and 2009 ended December 31, 2009 and 2008 (in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Profit(1)		method, net(2)		(expense), net(3)		(adjusted)(4)		Amortization(5)		and goodwill(6)		(adjusted)
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Sectors and Divisions
Industry Sector	911	934	1	—	(5)	(10)	916	944	85	90	153	160	1,154	1,194
Industry Automation	234	268	(1)	(1)	—	—	235	269	43	46	20	22	298	337
Drive Technologies	166	260	(1)	1	(1)	(1)	167	260	11	11	34	34	213	305
Building Technologies	107	111	1	1	—	(3)	106	113	18	17	22	21	146	151
OSRAM	152	92	1	1	—	(1)	151	92	5	6	52	54	208	152
Industry Solutions	81	119	1	—	(3)	—	83	119	6	8	14	16	103	143
Mobility	165	85	—	(1)	(2)	(5)	166	91	3	1	10	13	179	105
Energy Sector	821	756	15	16	(6)	(9)	812	749	21	17	75	68	908	834
Fossil Power Generation	401	289	(4)	6	(4)	(8)	410	291	3	4	25	22	438	317
Renewable Energy	29	101	10	1	(1)	1	20	99	5	2	10	8	36	109
Oil & Gas	126	106	—	—	—	—	126	106	7	7	13	14	146	127
Power Transmission	170	152	8	8	1	—	161	144	3	2	18	16	181	162
Power Distribution	96	107	—	—	(1)	—	97	107	3	2	8	7	108	116
Healthcare Sector	523	342	8	15	3	—	512	327	67	72	83	86	662	485
Imaging & IT	357	262	3	2	1	1	354	259	23	26	19	20	396	305
Workflow & Solutions	44	(6)	—	11	1	(2)	44	(15)	1	1	5	6	50	(8)
Diagnostics	122	83	—	—	2	1	120	82	43	45	57	59	220	186

Total Sectors	2,255	2,032	23	31	(9)	(19)	2,240	2,020	174	179	311	314	2,725	2,513

Equity Investments	76	85	61	53	11	19	3	13	—	—	—	—	3	13
Cross-Sector Businesses
Siemens IT Solutions and Services	17	46	5	7	—	—	12	39	10	10	23	33	45	82
Siemens Financial Services (SFS)	100	66	22	53	68	(4)	10	17	1	1	76	78	87	96
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(15)	(38)	—	—	1	(2)	(15)	(36)	—	—	1	4	(14)	(32)
Siemens Real Estate (SRE)	60	45	—	—	(12)	(12)	72	57	—	—	49	37	121	94
Corporate items and pensions	(288)	(238)	—	—	(38)	(84)	(250)	(154)	4	7	13	16	(234)	(131)
Eliminations, Corporate Treasury and other reconciling items	(11)	(263)	3	(27)	17	(206)	(31)	(30)	—	2	(15)	(17)	(46)	(45)

Siemens	2,194	1,735	115	117	37	(308)	2,041	1,926	189	199	457	465	2,687	2,590

(1)	Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.
(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.
(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.
(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.
(5)	Amortization and impairments of intangible assets other than goodwill.
(6)	Includes impairments of goodwill of €– and €– for the three months ended December 31, 2009 and 2008, respectively.

Liquidity, capital resources and requirements
Cash flow — First quarter of fiscal 2010 compared to first quarter of fiscal 2009
     The following discussion presents an analysis of our cash flows for the first three months of fiscal 2010 and 2009 for both continuing and discontinued operations.
     We report Free cash flow as a performance measure, which is defined as “Net cash provided by (used in) operating activities” less cash used for “Additions to intangible assets and property, plant and equipment.” We believe this measure is helpful to our investors as an indicator of our long-term ability to generate cash flows from operations and to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or acquisitions. We also use Free cash flow to compare cash generation among the segments of our business. Free cash flow should not be considered in isolation or as an alternative to measures of cash flow calculated in accordance with IFRS. For further information about this measure, refer to “Notes to Condensed Interim Consolidated Financial Statements — Segment information” and to the end of this Interim group management report.

						Continuing and
Free cash flow		Continuing operations		Discontinued operations		discontinued operations
		Three months ended December 31,
(in millions of €)		2009	2008	2009	2008	2009	2008
Net cash provided by (used in):(1)
Operating activities	A	1,121	(1,061)	(28)	(77)	1,093	(1,138)
Investing activities		(478)	(1,628)	(24)	(196)	(502)	(1,824)
Herein: Additions to intangible assets and property, plant and equipment	B	(396)	(513)	—	—	(396)	(513)
Free cash flow(1)(2)	A+B	725	(1,574)	(28)	(77)	697	(1,651)

(1)	For information regarding “Net cash provided by (used in) financing activities” please refer to discussion below.

(2)	The closest comparable financial measure of Free cash flow under IFRS is “Net cash provided by (used in) operating activities.” “Net cash provided by (used in) operating activities” from continuing operations as well as from continuing and discontinued operations is reported in our “Consolidated Statements of Cash Flow.” “Additions to intangible assets and property, plant and equipment” from continuing operations is reconciled to the figures as reported in the “Consolidated Statements of Cash Flow” in the “Notes to Condensed Interim Consolidated Financial Statements.” Other companies that report Free cash flow may define and calculate this measure differently.
     Operating activities provided net cash of €1.093 billion in the first three months of fiscal 2010, compared to net cash used of €1.138 billion in the prior-year period. These results include both continuing and discontinued operations. Within the total, continuing operations provided net cash of €1.121 billion, compared to net cash used of €1.061 billion in the same period a year earlier. Cash flow from operating activities benefited in all Sectors from lower cash outflows from changes in current assets and liabilities due to an improved net working capital management including a substantial decrease in trade and other receivables, compared to an increase in the prior-year period as well as reduced build-up in inventories. These positive factors more than offset €0.2 billion in payments arising from severance programs initiated in prior periods. For comparison, the prior-year quarter included €1.008 billion in cash outflows associated with the settlement of legal proceedings as well as €0.2 billion in outflows for charges related to project reviews, structural initiatives and the global SG&A reduction program.
     Discontinued operations improved to net cash used of €28 million in the first three months of fiscal 2010, compared to net cash used of €77 million in the prior-year period.
     Investing activities in continuing and discontinued operations used net cash of €502 million in the first three months, compared to net cash used of €1.824 billion in the prior-year period. Within the total, net cash used in investing activities for continuing operations amounted to €478 million in the current first quarter and €1.628 billion in the prior-year period. Within continuing operations acquisitions, net of cash acquired were €417 million including cash outflows of €0.3 billion for the acquisition of Solel Solar Systems, a solar thermal power technology company. Reduced new business and higher repayments relating to financing activities at SFS resulted in cash inflows relating to receivables from financing activities of €196 million, compared to cash outflows of €545 million in the prior-year period. In the prior-year period, additional cash outflows for investing activities related to a drawdown request by NSN in relation to a Shareholder Loan Agreement between Siemens and NSN of €0.5 billion.

     Discontinued operations in the first three months of fiscal 2010 used net cash of € 24 million. In the prior-year period discontinued operations used net cash of €196 million, including €300 million related to a settlement with the insolvency administrator of BenQ Mobile GmbH & Co. OHG.
     Free cash flow from continuing and discontinued operations amounted to a positive € 697 million in the first three months of fiscal 2010, compared to a negative €1.651 billion in the prior-year period. Within the total, Free cash flow from continuing operations in the current period amounted to a positive €725 million, compared to a negative €1.574 billion a year earlier. The change year-over-year was due primarily to the increase in net cash provided by operating activities as discussed above. Cash used for additions to intangible assets and property, plant and equipment decreased to an exceptionally low amount of €396 million from €513 million in the same period a year earlier. The cash conversion rate for continuing operations, calculated as Free cash flow from continuing operations divided by income from continuing operations, was a positive 0.47 for the three months of fiscal 2010, compared to a negative 1.25 in the prior-year period.
     On a sequential basis Free cash flow during fiscal 2009 and the first quarter of fiscal 2010 were as follows:
     Financing activities from continuing and discontinued operations used net cash of €342 million in the first three months of fiscal 2010, compared to a net cash inflow of €2.110 billion in the prior-year period. In the first three months of fiscal 2010 changes in short-term debt and other financing activities used net cash of €187 million, compared to cash inflows of € 2.457 billion in the prior-year period, which mainly resulted from the issuance of commercial paper.
Capital resources and requirements
     Our capital resources consist of a variety of short- and long-term financial instruments including loans from financial institutions, commercial paper, medium-term notes and bonds. In addition, other capital resources consist of liquid resources such as cash and cash equivalents, future cash flows from operating activities and current available-for-sale financial assets.
     Our capital requirements include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, dividend payments, pension plan funding, portfolio activities and capital requirements for our share buyback plan, if continued in fiscal 2010. Other expected capital requirements include cash outflows in connection with restructuring measures.
     For further information see “Financial position - Capital resources and requirements” and “Notes to Consolidated Financial Statements” in our Annual Report for fiscal 2009.
     Total debt comprises our notes and bonds, loans from banks, obligations under finance leases and other financial indebtedness such as commercial paper. Total debt comprises short-term debt and current maturities of long-term debt as well as long-term debt, as stated on the Consolidated Statements of Financial Position. Total liquidity refers to the liquid financial assets we had available at the respective balance sheet dates to fund our business operations and pay for near-term obligations. Total liquidity comprises Cash and cash equivalents as well as current Available-for-sale financial assets, as stated on the Consolidated Statements of Financial Position. Net debt results from total debt less total liquidity. Management uses the Net debt measure for internal corporate finance management, as well as for external communication with rating agencies, and accordingly we believe that presentation of Net debt is useful for investors. Net debt should not, however, be considered in isolation or as an alternative to short-term debt and long-term debt as presented in accordance with IFRS. For further information to Net debt, please refer to the end of this Interim group management report.

Net debt

	December 31,	September 30,
(in millions of €)	2009	2009
Short-term debt and current maturities of long-term debt	423	698
Long-term debt	18,776	18,940
Total debt	19,199	19,638
Cash and cash equivalents	10,446	10,159
Available-for-sale financial assets (current)	178	170
Total liquidity	10,624	10,329

Net debt(1)	8,575	9,309

(1)	We typically need a considerable portion of our cash and cash equivalents as well as current available-for-sale financial assets at any given time for purposes other than debt reduction. The deduction of these items from total debt in the calculation of Net debt therefore should not be understood to mean that these items are available exclusively for debt reduction at any given time.
     Net debt was €8.575 billion as of December 31, 2009, compared to €9.309 billion as of September 30, 2009. Within net debt, short-term debt and current maturities of long-term debt decreased by €275 million compared to the end of the prior fiscal year, mainly due to a lower amount of outstanding commercial paper. Our long-term debt decreased by €164 million compared to the end of the prior fiscal year, primarily due to a fair value hedge accounting adjustment. For further information regarding the increase in cash and cash equivalents please refer to “Cash flow — First quarter of fiscal 2010 compared to first quarter of fiscal 2009” above. For further information on fair value hedges see “Notes to Consolidated Financial Statements” in our Annual Report for fiscal 2009.
Pension plan funding
     At the end of the first quarter of fiscal 2010, the combined funded status of Siemens’ principal pension plans showed an underfunding of €4.2 billion, compared to an underfunding of € 4.0 billion at the end of fiscal 2009. The decline in funded status was due to an increase in Siemens’ estimated defined benefit obligation (DBO), which was only partly offset by an increase in plan assets. Fair value of plan assets increased due to a positive investment return and employer contributions. The DBO rose with accrued service and interest cost as well as changes in actuarial assumptions as of December 31, 2009. The actual return on plan assets in the first quarter of fiscal 2010, resulting mainly from equity investments, amounted to €320 million, compared to the expected return for the first three months of €330 million, which represents a 6.5% expected annual return.
     The fair value of plan assets of Siemens’ principal funded pension plans as of December 31, 2009, was €21.6 billion, compared to €21.1 billion on September 30, 2009. Employer contributions amounted to €219 million in the first quarter, compared to €28 million in the same period a year earlier. The increase in plan assets was due primarily to the positive actual return on plan assets and to employer contributions, and, to a lesser extent, currency translation effects. These effects more than offset the benefits paid during the first quarter.
     The DBO for Siemens’ principal pension plans amounted to €25.8 billion as of December 31, 2009, compared to €25.1 billion as of September 30, 2009. The increase was due to changes in the actuarial assumptions as of December 31, 2009, and, to a lesser extent, currency translation effects and the net of service and interest cost less benefits paid during the first quarter.
     For more information on our pension plans, see “Notes to Condensed Interim Consolidated Financial Statements.”

Report on risks and opportunities
     Within the scope of its entrepreneurial activities and the variety of its operations, Siemens encounters numerous risks and opportunities which could negatively or positively affect business development. For the early recognition and successful management of relevant risks and opportunities we employ a number of coordinated risk management and control systems. Risk management facilitates the sustainable protection of our future corporate success and is an integral part of all our decisions and business processes.
     In our Annual Report for fiscal 2009 we described certain risks which could have a material adverse effect on our financial condition or results of operations and the design of our risk management system.
     During the first three months of fiscal 2010 we identified no further significant risks and opportunities besides those presented in our Annual Report for fiscal 2009 and in the sections of this Interim Report entitled “Overview of financial results for the first quarter of fiscal 2010 (Three months ended December 31, 2009),” “Segment information analysis,” and “Legal proceedings.” Additional risks not known to us or that we currently consider immaterial could also impair our business operations. We do not expect to incur any risks that alone or in combination would appear to jeopardize the continuity of our business.
     For information concerning forward-looking statements and additional information, please also refer to the “Disclaimer” at the end of the “Interim group management report.”
Legal proceedings
     For information on legal proceedings, see “Notes to Condensed Interim Consolidated Financial Statements.”
Subsequent events
     Since December 31, 2009, no events of special significance have occurred that are expected to have a material impact on the financial position or results of operations of Siemens.
Outlook
     Siemens anticipates that conditions in the manufacturing sector and world financial markets will remain challenging in fiscal 2010. Following a double-digit decline in orders in fiscal 2009, we expect only a mid-single-digit percentage decline in organic revenue in fiscal 2010 due to the stabilizing effect of our strong order backlog. We expect Total Sectors profit between € 6.0 and €6.5 billion in fiscal 2010, and an increase of approximately 20% in income from continuing operations, compared to €2.457 billion in the prior year. This outlook is conditional on no material deterioration in our pricing power during the fiscal year and on improving market conditions in the second half, particularly for our shorter-cycle businesses. Furthermore this outlook excludes major impacts that may arise during the fiscal year from restructuring, portfolio transactions, impairments, and legal and regulatory matters.

     New orders and order backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; return on equity, or ROE; return on capital employed, or ROCE; Free cash flow; cash conversion rate, or CCR; EBITDA (adjusted); EBIT (adjusted); earnings effect from purchase price allocation (PPA effects) and integration costs; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. A definition of these supplemental financial measures, a reconciliation to the most directly comparable IFRS financial measures and information regarding the usefulness and limitations of these supplemental financial measures can be found on Siemens’ Investor Relations website at www.siemens.com/nonGAAP.
     This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For Siemens, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas and recessionary trends); the possibility that customers may delay the conversion of booked orders into revenue or that prices will decline as a result of continued adverse market conditions to a greater extent than currently anticipated by Siemens’ management; developments in the financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and a further deterioration of the capital markets; a worsening in the conditions of the credit business and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that Siemens serves, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies; a lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on Siemens’ ongoing business including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements; as well as various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the first three months of fiscal 2010 and 2009 ended December 31, 2009 and 2008
(in millions of €, per share amounts in €)

	Note	2010	2009
Revenue		17,352	19,634
Cost of goods sold and services rendered		(12,058)	(13,994)

Gross profit		5,294	5,640
Research and development expenses		(822)	(914)
Marketing, selling and general administrative expenses		(2,543)	(2,868)
Other operating income	3	169	185
Other operating expense	4	(56)	(117)
Income (loss) from investments accounted for using the equity method, net		115	117
Interest income	5	517	577
Interest expense	5	(466)	(629)
Other financial income (expense), net	5	(14)	(256)

Income from continuing operations before income taxes		2,194	1,735
Income taxes		(668)	(475)

Income from continuing operations		1,526	1,260
Income (loss) from discontinued operations, net of income taxes	2	5	(30)

Net income		1,531	1,230

Attributable to:
Non-controlling interests		54	27
Shareholders of Siemens AG		1,477	1,203
Basic earnings per share	13
Income from continuing operations		1.70	1.43
Income (loss) from discontinued operations		—	(0.03)

Net income		1.70	1.40

Diluted earnings per share	13
Income from continuing operations		1.68	1.42
Income (loss) from discontinued operations		—	(0.03)

Net income		1.68	1.39

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)
For the first three months of fiscal 2010 and 2009 ended December 31, 2009 and 2008
(in millions of €)

	Note	2010	2009
Net income		1,531	1,230
Currency translation differences	9	237	(456)
Available-for-sale financial assets	9	13	7
Derivative financial instruments	9	(108)	94
Actuarial gains and losses on pension plans and similar commitments	9	(212)	(1,551)

Other comprehensive income, net of tax (1)	9	(70)	(1,906)

Total comprehensive income	9	1,461	(676)

Attributable to:
Non-controlling interests		58	43
Shareholders of Siemens AG		1,403	(719)

(1)	Includes income (expense) resulting from investments accounted for using the equity method of €(4) and €37, respectively, for the three months ended December 31, 2009 and 2008.
     The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2009 (unaudited) and September 30, 2009
(in millions of €)

	Note	12/31/09	9/30/09
ASSETS
Current assets
Cash and cash equivalents		10,446	10,159
Available-for-sale financial assets		178	170
Trade and other receivables		14,269	14,449
Other current financial assets (3)		2,449	2,407
Inventories		14,684	14,129
Income tax receivables		509	612
Other current assets		1,276	1,191
Assets classified as held for disposal	2	489	517

Total current assets		44,300	43,634

Goodwill	6	16,195	15,821
Other intangible assets	7	5,038	5,026
Property, plant and equipment		11,388	11,323
Investments accounted for using the equity method		4,594	4,679
Other financial assets (3)		10,326	10,525
Deferred tax assets		3,207	3,291
Other assets		683	627

Total assets		95,731	94,926

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt		423	698
Trade payables		6,823	7,593
Other current financial liabilities (3)		1,794	1,600
Current provisions		4,258	4,191
Income tax payables		2,045	1,936
Other current liabilities		20,224	20,311
Liabilities associated with assets classified as held for disposal	2	107	157

Total current liabilities		35,674	36,486

Long-term debt		18,776	18,940
Pension plans and similar commitments		6,155	5,938
Deferred tax liabilities		794	776
Provisions		2,799	2,771
Other financial liabilities (3)		705	706
Other liabilities		2,106	2,022

Total liabilities		67,009	67,639

Equity	9
Common stock, no par value (1)		2,743	2,743
Additional paid-in capital		5,920	5,946
Retained earnings		23,902	22,646
Other components of equity		(925)	(1,057)
Treasury shares, at cost (2)		(3,569)	(3,632)

Total equity attributable to shareholders of Siemens AG		28,071	26,646

Non-controlling interests		651	641

Total equity		28,722	27,287

Total liabilities and equity		95,731	94,926

(1)	Authorized: 1,111,513,421 and 1,111,513,421 shares, respectively. Issued: 914,203,421 and 914,203,421 shares, respectively.

(2)	46,952,967 and 47,777,661 shares, respectively.

(3)	Due to the retrospective application of an amended accounting pronouncement in fiscal 2010, certain derivatives, not qualifying for hedge accounting, were reclassified from current to non-current (see Note 1 to the Interim Consolidated Financial Statements).
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the first three months of fiscal 2010 and 2009 ended December 31, 2009 and 2008
(in millions of €)

	2010	2009
Cash flows from operating activities
Net income	1,531	1,230
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments (4)	646	686
Income taxes	670	469
Interest (income) expense, net (3)	(51)	47
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(84)	(4)
(Gains) losses on sales of investments, net (5)	(14)	(21)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(1)	6
(Income) losses from investments (4) (5)	(121)	(132)
Other non-cash (income) expenses	22	318
Change in current assets and liabilities
(Increase) decrease in inventories	(384)	(922)
(Increase) decrease in trade and other receivables	285	(556)
(Increase) decrease in other current assets (2)	(183)	341
Increase (decrease) in trade payables	(834)	(839)
Increase (decrease) in current provisions	(67)	(955)
Increase (decrease) in other current liabilities (2)	(147)	(425)
Change in other assets and liabilities (2)(3)	(22)	(223)
Additions to assets held for rental in operating leases (1)	(91)	(119)
Income taxes paid	(229)	(375)
Dividends received	6	113
Interest received	161	223

Net cash provided by (used in) operating activities — continuing and discontinued operations	1,093	(1,138)
Net cash provided by (used in) operating activities — continuing operations	1,121	(1,061)
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment (1)	(396)	(513)
Acquisitions, net of cash acquired	(417)	(121)
Purchases of investments (5)	(21)	(562)
Purchases of current available-for-sale financial assets	(9)	(1)
(Increase) decrease in receivables from financing activities	196	(545)
Proceeds from sales of investments, intangibles and property, plant and equipment (5)	73	165
Proceeds and (payments) from disposals of businesses	49	(252)
Proceeds from sales of current available-for-sale financial assets	23	5

Net cash provided by (used in) investing activities — continuing and discontinued operations	(502)	(1,824)
Net cash provided by (used in) investing activities — continuing operations	(478)	(1,628)
Cash flows from financing activities
Change in short-term debt and other financing activities	(187)	2,457
Interest paid	(131)	(298)
Dividends paid to minority shareholders	(24)	(49)

Net cash provided by (used in) financing activities — continuing and discontinued operations	(342)	2,110
Net cash provided by (used in) financing activities — continuing operations	(394)	1,837
Effect of exchange rates on cash and cash equivalents	60	(6)
Net increase (decrease) in cash and cash equivalents	309	(858)
Cash and cash equivalents at beginning of period	10,204	6,929

Cash and cash equivalents at end of period	10,513	6,071
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	67	—

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	10,446	6,071

(1)	Following a change in accounting pronouncements with the beginning of fiscal year 2010 additions to assets held for rental in operating leases, in previous years reported under additions to intangible assets and property, plant and equipment, were retrospectively reclassified from net cash provided by (used in) investing activities to net cash provided by (used in) operating activities. For further information, see Notes to Condensed Interim Consolidated Financial Statements.

(2)	Due to the retrospective application of an amended accounting pronouncement in fiscal 2010, certain derivatives, not qualifying for hedge accounting, were reclassified from current to non-current.

(3)	Pension related interest income (expense) is reclassified retrospectively to conform to the current year presentation.

(4)	Impairments, net of reversals of impairments, on investments accounted for using the equity method are reclassified retrospectively to conform to the current year presentation.

(5)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of Investments includes certain loans to Investments accounted for using the equity method.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the three months ended December 31, 2009 and 2008
(in millions of €)

				Total comprehensive income
							Available-				Total equity
			Additional			Currency	for-sale	Derivative		Treasury	attributable
	Note	Common	paid-in	Retained		translation	financial	financial		shares	to shareholders	Non-controlling	Total
	9	stock	capital	earnings(2)		differences	assets	instruments	Total	at cost	of Siemens AG	interests	equity
Balance at October 1, 2008		2,743	5,997	22,989		(789)	4	(168)	22,036	(4,002)	26,774	606	27,380

Comprehensive income		—	—	(348	)(2)	(472)	7	94	(719)	—	(719)	43	(676	)(1)
Dividends		—	—	—		—	—	—	—	—	—	(28)	(28)
Issuance of common stock and share-based payment		—	24	—		—	—	—	—	—	24	—	24
Purchase of common stock		—	—	—		—	—	—	—	—	—	—	—
Re-issuance of treasury stock		—	—	—		—	—	—	—	68	68	—	68
Other changes in equity		—	—	—		—	—	—	—	—	—	(7)	(7)

Balance at December 31, 2008		2,743	6,021	22,641		(1,261)	11	(74)	21,317	(3,934)	26,147	614	26,761

	9
Balance at October 1, 2009		2,743	5,946	22,646		(1,294)	76	161	21,589	(3,632)	26,646	641	27,287

Comprehensive income		—	—	1,271	(2)	226	13	(107)	1,403	—	1,403	58	1,461	(1)
Dividends		—	—	—		—	—	—	—	—	—	(48)	(48)
Issuance of common stock and share-based payment		—	(26)	(15)		—	—	—	(15)	—	(41)	—	(41)
Purchase of common stock		—	—	—		—	—	—	—	—	—	—	—
Re-issuance of treasury stock		—	—	—		—	—	—	—	63	63	—	63
Other changes in equity		—	—	—		—	—	—	—	—	—	—	—

Balance at December 31, 2009		2,743	5,920	23,902		(1,068)	89	54	22,977	(3,569)	28,071	651	28,722

(1)	In the three months ended December 31, 2009 and 2008, Total comprehensive income is net of tax. In the three months ended December 31, 2009, Total comprehensive income includes non-controlling interests of €(6) relating to Actuarial gains and losses on pension plans and similar commitments, €11 relating to Currency translation differences, €— relating to Available-for-sale financial assets and €(1) relating to Derivative financial instruments.

(2)	Retained earnings includes actuarial gains and losses on pension plans and similar commitments of €(206) and €(1,551) in the three months ended December 31, 2009 and 2008.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the three months ended December 31, 2009 and 2008 (first quarter of fiscal 2010 and 2009) and as of September 30, 2009
(in millions of €)

															Additions to
															intangible assets		Amortization,
					Intersegment										and property, plant		depreciation and
	New orders(1)		External revenue		revenue		Total revenue		Profit(2)		Assets(3)		Free cash flow(4)		and equipment(5)		impairments(6)
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	12/31/09	9/30/09	2010	2009	2010	2009	2010	2009
Sectors
Industry	8,249	9,776	7,816	9,012	255	276	8,070	9,288	911	934	10,444	10,551	706	164	118	208	238	250
Energy	6,918	8,534	5,533	6,134	83	98	5,616	6,232	821	756	1,875	1,594	591	66	89	116	96	85
Healthcare	2,869	2,896	2,821	2,918	10	18	2,831	2,936	523	342	13,050	12,813	317	157	76	95	150	158

Total Sectors	18,037	21,206	16,169	18,064	348	392	16,517	18,456	2,255	2,032	25,369	24,958	1,615	387	283	419	485	493
Equity Investments	—	—	—	—	—	—	—	—	76	85	3,954	3,833	7	68	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	1,143	1,231	806	997	223	292	1,029	1,289	17	46	311	241	(57)	(170)	13	28	33	43
Siemens Financial Services (SFS)	205	188	168	155	37	33	205	188	100	66	11,533	11,704	150	152	21	28	77	79
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	62	197	54	192	8	16	62	208	(15)	(38)	(533)	(543)	(46)	(113)	1	1	1	4
Siemens Real Estate (SRE)	434	429	78	96	356	333	434	429	60	45	4,403	4,489	(23)	4	69	25	49	37
Corporate items and pensions	100	116	76	130	27	12	103	142	(288)	(238)	(7,351)	(7,445)	(760)	(1,424)	11	14	16	23
Eliminations, Corporate Treasury and other reconciling items	(1,005)	(1,147)	—	—	(999)	(1,078)	(999)	(1,078)	(11)	(263)	58,045	57,689	(161)	(478)	(2)	(2)	(15)	(15)

Siemens	18,976	22,220	17,352	19,634	—	—	17,352	19,634	2,194	1,735	95,731	94,926	725	(1,574)	396	513	646	664

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements, subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	To correspond with the presentation in the Consolidated Statements of Cash Flow, with the beginning of fiscal year 2010 additions to intangible assets and property, plant and equipment are reported excluding additions to assets held for rental in operating leases. Additions to assets held for rental in operating leases amount to €91 and €119 for the three months ended December 31, 2009 and 2008 respectively. For further information, see Notes to Condensed Interim Consolidated Financial Statements.

(6)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment, net of reversals of impairments.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
NOTES
1. Basis of presentation
     The accompanying Condensed Interim Consolidated Financial Statements (Interim Consolidated Financial Statements) present the operations of Siemens AG and its subsidiaries, (the Company or Siemens). The Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB.
     Siemens prepares and reports its Interim Consolidated Financial Statements in euros ( € ). Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the fields of electronics and electrical engineering.
     Interim Consolidated Financial Statements— The accompanying Consolidated Statement of Financial Position as of December 31, 2009, the Consolidated Statements of Income for the three months ended December 31, 2009 and 2008, the Consolidated Statements of Comprehensive Income for the three months ended December 31, 2009 and 2008, the Consolidated Statements of Cash Flow for the three months ended December 31, 2009 and 2008, the Consolidated Statements of Changes in Equity for the three months ended December 31, 2009 and 2008 and the explanatory Notes to Consolidated Financial Statements are unaudited and have been prepared for interim financial information. These Interim Consolidated Financial Statements are condensed and prepared in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and shall be read in connection with Siemens’ Annual IFRS Consolidated Financial Statements as of September 30, 2009. The interim financial statements apply the same accounting principles and practices as those used in the 2009 annual financial statements, except for the adoption of new pronouncements in fiscal 2010 which primarily relate to IAS 1, Presentation of Financial Statements: A Revised Presentation (IAS 1 revised), (applied retrospectively), IFRS 3, Business Combinations (IFRS 3 (2008)), IAS 27, Consolidated and Separate Financial Statements (IAS 27 (2008); as well as to IAS 7 Statement of Cash Flows (applied retrospectively) and IAS 16 Property, Plant and Equipment in conjunction with the 2008 Improvements to IFRSs and IAS 23 Borrowing Costs (as revised 2007). For further information on impacts of the new pronouncements on the Company’s Consolidated Financial Statements see Note 2 to the Company’s Consolidated Financial Statements of September 30, 2009. In the opinion of management, these unaudited Interim Consolidated Financial Statements include all adjustments of a normal and recurring nature necessary for a fair presentation of results for the interim periods. Results for the three months ended December 31, 2009, are not necessarily indicative of future results. The Interim Consolidated Financial Statements were authorized for issue by the Managing Board on January 29, 2010.
     Financial statement presentation—Information disclosed in the Notes relates to Siemens unless stated otherwise.
     Basis of consolidation—The Interim Consolidated Financial Statements include the accounts of Siemens AG and its subsidiaries, which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates special purpose entities (SPEs) when, based on the evaluation of the substance of the relationship with Siemens, the Company concludes that it controls the SPE. Associated companies—companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting. Companies in which Siemens has joint control are also accounted for under the equity method.
     Business combination— IFRS 3, Business Combinations (IFRS 3 (2008)) and IAS 27, Consolidated and Separate Financial Statements (IAS 27 (2008)) have been applied by Siemens starting in fiscal 2010. All business combinations are accounted for under the acquisition method. The cost of an acquisition is measured at the fair value of the assets given and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed in the period incurred. Identifiable assets acquired and liabilities assumed in a business combination (including contingent liabilities) are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. Any changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. Non-controlling interests may be measured at their fair value (full-goodwill-methodology) or at the proportional fair value of assets acquired and liabilities assumed. After initial recognition non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are re-measured to fair value.
     Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Income taxes—In interim periods, tax expense is based on the current estimated annual effective tax rate.
     Reclassification—The presentation of certain prior-year information has been reclassified to conform to the current year presentation. In May 2008 the IASB issued a standard for improvements to International Financial Reporting Standards. In the cash flow statement, according to an amendment of IAS 7, Statement of Cash Flows, cash flows to manufacture or acquire assets held for rental and subsequent sale in the course of the ordinary activities are presented as cash flows from operating activities. Previously, cash outflows in the context of operating leases have been presented as cash flows from investing activities. The amended IAS 7 is effective for annual periods beginning on or after January 1, 2009. Siemens applies the amendment retrospectively in the cash flow statement in fiscal year 2010. The amended IAS 1, applied retrospectively in fiscal 2010, resulted in the reclassification of certain derivative financial instruments, not qualifying for hedge accounting, from current to non-current. Beginning in fiscal 2010, the Company presents total interest income and expense separately in the Consolidated Statements of Income in accordance with Part II of the Annual Improvements Project 2008 of the IASB. Additionally, pension related interest income (expense) is reclassified retrospectively in the Consolidated Statements of Cash Flow to conform to the current year presentation.
     Recent accounting pronouncements, not yet adopted—In November 2009, the IASB issued IFRS 9 Financial Instruments. This standard is the first phase of the IASB’s three-phase project to replace of IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 amends the classification and measurement requirements for financial assets, including some hybrid contracts. It uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the different impairment methods in IAS 39. The new standard is applicable for annual reporting periods beginning on or after January 1, 2013; early adoption is permitted. The European Financial Reporting Advisory Group postponed its endorsement advice, to take more time to consider the output from the IASB project to improve accounting for financial instruments. The Company is currently assessing the impacts of the adoption on the Company’s Consolidated Financial Statements.
     The IASB issued various other pronouncements, which do not have a material impact on Siemens’ Consolidated Financial Statements.
2. Acquisitions, dispositions and discontinued operations
a)	Acquisitions
     At the beginning of November 2009, Siemens completed the acquisition of 100 percent of Solel Solar Systems Ltd., a solar thermal power technology company. Solel Solar Systems Ltd., which was consolidated as of November 2009, will be integrated into Energy Sector’s Renewable Energy Division. The aggregate consideration provisionally determined, amounts to approximately €279 (including cash acquired). The Company has not yet finalized the purchase price allocation and as such the amounts recognized in the first quarter of fiscal 2010 have been determined provisionally, especially with respect to the determination of the consideration transferred and the measurement of assets acquired and liabilities assumed. Based on the preliminary fair value assessment, approximately €148 was recorded as goodwill.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     b) Dispositions and discontinued operations
          Discontinued operations
     Net results of discontinued operations presented in the Consolidated Statements of Income in the three months ended December 31, 2009 and 2008 of €5 (thereof €(2) income tax) and €(30) (thereof €6 income tax) respectively, relate mainly to former Com activities. For information on the disposal of the former operating segment Communications (Com) see Note 4 to the Company’s Consolidated Financial Statements as of September 30, 2009.
          Other Dispositions: consummated transactions
     At the beginning of November 2009, the Company sold its Airfield Solutions Business, which was part of the Industry Sector’s Mobility Division. The transaction resulted in a preliminary pre-tax gain of €44, net of related costs, which is included in Other operating income.
     At the end of December 2009, Siemens sold its 25% minority stake of Dräger Medical AG & Co. KG to the majority shareholder Drägerwerk AG & Co. KGaA. The investment was accounted for using the equity method at the Healthcare Sector. The sale proceeds include a cash component, a vendor loan component and an option component, which is dependent on the share-price performance of the Drägerwerk AG & Co. KGaA.
     In the first Quarter of fiscal 2009, Siemens completed the transfer of an 80.2% stake in Siemens Home and Office Communication Devices GmbH & Co. KG (SHC) to ARQUES Industries AG. For information on the transfer see Note 4 to the Company’s Consolidated Financial Statements as of September 30, 2009.
          Other Dispositions: held for disposal
     The Consolidated Statement of Financial Position as of December 31, 2009, includes €489 of assets and €107 of liabilities classified as held for disposal, which primarily relate to Electronics Assembly Systems (EA) reported in Centrally managed portfolio activities (previously Other Operations) and Areva NP S.A.S., held by the Energy Sector.
3. Other operating income

	Three months ended
	December 31,
	2009	2008
Gains on disposals of businesses	46	35
Gains on sales of property, plant and equipment and intangibles	35	8
Other	88	142

	169	185

     Gains on disposals of businesses, includes €44 gain at Siemens group level related to the sale of our Airfield Solutions Business, see Note 2. Other in the three months ended December 31, 2008, includes income related to legal and regulatory matters.
4. Other operating expense

	Three months ended
	December 31,
	2009	2008
Losses on disposals of businesses and on sales of property, plant and equipment and intangibles	(1)	(10)
Other	(55)	(107)

	(56)	(117)

     Other in the three months ended December 31, 2008, includes fees for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities of €(49).

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
5. Interest income, interest expense and other financial income (expense), net

	Three months ended
	December 31,
	2009	2008
Pension related interest income	341	328
Interest income, other than pension	176	249

Interest income	517	577

Pension related interest expense	(359)	(386)
Interest expense, other than pension	(107)	(243)

Interest expense	(466)	(629)

Income (expense) from available-for-sale financial assets, net	21	(9)
Miscellaneous financial income (expense), net	(35)	(247)

Other financial income (expense), net	(14)	(256)

     The components of Income (expense) from pension plans and similar commitments, net were as follows:

	Three months ended
	December 31,
	2009	2008
Expected return on plan assets	341	328
Interest cost	(359)	(386)

Income (expense) from pension plans and similar commitments, net	(18)	(58)

     Total amounts of interest income and (expense), other than pension, were as follows:

	Three months ended
	December 31,
	2009	2008
Interest income, other than pension	176	249
Interest expense, other than pension	(107)	(243)

Interest income (expense), net, other than pension	69	6

Thereof: Interest income (expense) of Operations, net	—	—
Thereof: Other interest income (expense), net	69	6
     Interest income (expense) of Operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest income (expense), net includes all other interest amounts primarily consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.
     Interest income (expense) above include the following with respect to financial assets (financial liabilities) not at fair value through profit or loss.

	Three months ended
	December 31,
	2009	2008
Total interest income on financial assets	172	248
Total interest expenses on financial liabilities	(248)	(258)

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     The components of Income (expense) from available-for-sale financial assets, net were as follows:

	Three months ended
	December 31,
	2009	2008
Gains on sales, net	11	17
Dividends received	9	2
Impairment	—	(29)
Other	1	1

Income (expense) from available-for-sale financial assets, net	21	(9)

     Miscellaneous financial income (expense), net, in the three months ended December 31, 2009 and 2008, primarily comprises gains and losses related to derivative financial instruments, gains (losses) as a result of the increase (decrease) in the discount rate of provisions, of €(17) and €(124), respectively, as well as expenses as a result of allowances and write offs of finance receivables of €(23) and €(47), respectively.
     Interest rate risk management
     Interest rate risk arises from the sensitivity of financial assets and liabilities to changes in market rates of interest. Starting with the first quarter of fiscal 2010 the interest rate risk management relating to the group excluding the SFS business was realigned with the current financial market environment. The objective of such interest rate management is to manage interest rate risk relative to a benchmark, consisting of medium-term interest rate swaps and forward rates for the current fiscal year. To manage interest rate risk towards the benchmark, derivative financial instruments are used as part of an active interest rate management, which do not qualify for hedge accounting treatment due to a portfolio-based approach. Compared to the former interest rate overlay management the benchmark approach generally results in longer interest periods of derivatives and a higher nominal volume. The interest rate management relating to the SFS business is not affected. Such interest rate risk is managed separately considering durations of financial assets.
6. Goodwill

	December 31,	September 30,
	2009	2009
Sectors
Industry	5,000	4,925
Energy	2,375	2,208
Healthcare	8,579	8,476
Cross-Sector Businesses
Siemens IT Solutions and Services	142	115
Siemens Financial Services (SFS)	99	97

Siemens	16,195	15,821

     The net increase in goodwill of €374 during the three months ended December 31, 2009, is attributable to €196 acquisitions and purchase accounting adjustments and €183 positive foreign currency adjustments; which is offset by dispositions of €(5).
7. Other intangible assets

	December 31,	September 30,
	2009	2009
Software and other internally generated intangible assets	2,772	2,664
Less: accumulated amortization	(1,677)	(1,609)

Software and other internally generated intangible assets, net	1,095	1,055

Patents, licenses and similar rights	6,646	6,519
Less: accumulated amortization	(2,703)	(2,548)

Patents, licenses and similar rights, net	3,943	3,971

Other intangible assets	5,038	5,026

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Amortization expense reported in Income from continuing operations before income taxes amounted to €189 and €199, respectively, for the three months ended December 31, 2009 and 2008, respectively.
8. Pension plans and similar commitments
Principal pension benefits: Components of net periodic benefit cost

	Three months ended			Three months ended
	December 31, 2009			December 31, 2008
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	119	75	44	111	67	44
Interest cost	326	206	120	344	213	131
Expected return on plan assets	(330)	(210)	(120)	(313)	(193)	(120)
Amortization of past service cost (benefit)	13	—	13	(1)	—	(1)
Loss (gain) due to settlements and curtailments	—	—	—	(6)	(1)	(5)
Net periodic benefit cost	128	71	57	135	86	49

Germany	71	71		86	86
U.S.	34		34	38		38
U.K.	7		7	9		9
Other	16		16	2		2
     Service cost for pension plans and similar commitments are allocated among functional costs (Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses).
Principal pension benefits: Pension obligations and funded status
     At the end of the first three months of fiscal 2010, the combined funded status of Siemens’ principal pension plans states an underfunding of €4.2 billion, compared to an underfunding of €4.0 billion at the end of fiscal 2009.
     The weighted-average discount rate used to determine the estimated DBO as of December 31, 2009 and 2008 as well as of September 30, 2009, is 5.3%, 5.5% and 5.3%, respectively.
     Contributions made by the Company to its principal pension benefit plans during the three months ended December 31, 2009 and 2008 were €219 and €28, respectively.
9. Shareholders’ equity
     Treasury Stock
     In the three months ended December 31, 2009, Siemens re-issued a total of 824,694 of Treasury Stock in connection with share-based payment plans.
     At the Annual Shareholders’ Meeting on January 26, 2010, the Company’s shareholders passed resolutions with respect to the Company’s equity, approving and authorizing:
•	a dividend of €1.60 per share.

•	the Company to acquire up to 10 percent of its capital stock existing at the date of the Shareholders’ resolution, which represents 91,420,342 Treasury shares. The authorization becomes effective on March 1, 2010, and remains in force through July 25, 2011. The previous authorization, granted at the January 27, 2009 Shareholders’ Meeting terminates as of the effective date of the new resolution. The use of treasury stock primarily remained unchanged.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
•	the Managing Board to issue bonds in an aggregate principal amount of up to €15,000 with conversion rights or with warrants or a combination thereof, entitling the holders to subscribe to up to 200,000 thousand new shares of Siemens AG with no par value, representing up to €600 of capital stock (Conditional Capital 2010). The authorization will expire on January 25, 2015. The previous authorization to issue bonds with conversion rights or warrants (Conditional Capital 2009) was cancelled and superseded by Conditional Capital 2010.
     Other Comprehensive Income

	Three months ended			Three months ended
	December 31, 2009			December 31, 2008
		Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net
Unrealized holding gains (losses) on available-for-sale financial assets	18	(2)	16	(24)	3	(21)
Reclassification adjustments for (gains) losses included in net income	(4)	1	(3)	36	(8)	28

Net unrealized gains (losses) on available-for-sale financial assets	14	(1)	13	12	(5)	7
Unrealized gains (losses) on derivative financial instruments	(90)	27	(63)	57	(17)	40
Reclassification adjustments for (gains) losses included in net income	(66)	21	(45)	78	(24)	54

Net unrealized gains (losses) on derivative financial instruments	(156)	48	(108)	135	(41)	94
Foreign-currency translation differences	237	—	237	(456)	—	(456)
Actuarial gains and losses on pension plans and similar commitments	(316)	104	(212)	(1,860)	309	(1,551)

Other comprehensive income	(221)	151	(70)	(2,169)	263	(1,906)

10. Commitments and contingencies
     Guarantees and other commitments
     The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	December 31,	September 30,
	2009	2009
Guarantees:
Credit guarantees	306	313
Guarantees of third-party performance	922	1,092
HERKULES obligations(1)	3,090	3,490
Other guarantees	2,285	2,253

	6,603	7,148

(1)	For additional information on the HERKULES obligations, see the Company’s Consolidated Financial Statements as of September 30, 2009.
11. Legal proceedings
     For information regarding investigations and other legal proceedings in which Siemens is involved, as well as the potential risks associated with such proceedings and their potential financial impact on the Company, please refer to Siemens’ Annual Report for the fiscal year ended September 30, 2009 (Annual Report) and its annual report on Form 20-F for the fiscal year ended September 30, 2009 (Form 20-F), and, in particular, to the information contained in “Item 3: Key Information—Risk Factors” and “Item 4: Information on the Company—Legal Proceedings.”

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Significant developments regarding investigations and other legal proceedings that have occurred since the publication of Siemens’ Annual Report and Form 20-F are described below.
     Public corruption proceedings
     Governmental and related proceedings
     On March 9, 2009, Siemens received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens from the UNPD vendor database for a minimum period of six months. The suspension applies to contracts with the UN Secretariat and stems from Siemens’ guilty plea in December 2008 to violations of the U.S. Foreign Corrupt Practices Act. Siemens does not expect a significant impact on its business, results of operations or financial condition from this decision. On December 22, 2009, Siemens filed a request to lift the existing suspension.
     In April 2009, the Company received a “Notice of Commencement of Administrative Proceedings and Recommendations of the Evaluation and Suspension Officer” from the World Bank, which comprises the International Bank for Reconstruction and Development as well as the International Development Association, in connection with allegations of sanctionable practices during the period 2004-2006 relating to a World Bank-financed project in Russia. On July 2, 2009, the Company entered into a global settlement agreement with the International Bank for Reconstruction and Development, the International Development Association, the International Finance Corporation and the Multilateral Investment Guarantee Agency (collectively, the “World Bank Group”) to resolve World Bank Group investigations involving allegations of corruption by Siemens. In the agreement, Siemens voluntarily undertakes to refrain from bidding in connection with any project, program, or other investment financed or guaranteed by the World Bank Group (“Bank Group Projects”) for a period of two years, commencing on January 1, 2009 and ending on December 31, 2010. Siemens is not prohibited by the voluntary restraint from continuing work on existing contracts under Bank Group Projects or concluded in connection with World Bank Group corporate procurement provided such contracts were signed by Siemens and all other parties thereto prior to January 1, 2009. The agreement provides for exemptions to the voluntary restraint in exceptional circumstances upon approval of the World Bank Group. Siemens must also withdraw all pending bids, including proposals for consulting contracts, in connection with Bank Group Projects and World Bank Group corporate procurement where the World Bank Group has not provided its approval prior to July 2, 2009. Furthermore, Siemens is also required to voluntarily disclose to the World Bank Group any potential misconduct in connection with any Bank Group Projects. Finally, Siemens has undertaken to pay US$100 million to agreed anti-corruption organizations over a period of not more than 15 years. In fiscal 2009, the Company took a charge to Other operating expense to accrue a provision in the amount of €53 relating to the global settlement agreement with the World Bank Group. In November 2009, Siemens Russia OOO and all its controlled subsidiaries were, in a separate proceeding before the World Bank Group, debarred for four years from participating in Bank Group Projects. Siemens Russia OOO did not contest the debarment.
     In November 2009, a subsidiary of Siemens AG voluntarily self-reported possible violations of South African anticorruption regulations in the period before 2007 to the responsible South African authorities.
     On December 30, 2009, the Anti Corruption Commission of Bangladesh sent a request for information to Siemens Bangladesh Ltd. (Siemens Bangladesh) related to telecommunications projects of Siemens’ former Communications (Com) Group undertaken prior to 2007. On January 4, 2010, Siemens Bangladesh was informed that in a related move the Anti Money Laundering Department of the Central Bank of Bangladesh is conducting a special investigation into certain accounts of Siemens Bangladesh and of former employees of Siemens Bangladesh in connection with transactions for Com projects undertaken in the period from 2002 to 2006.
     The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, fines, disgorgements, compensatory damages, third-party litigation, including by competitors, the formal or informal exclusion from public tenders or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Civil litigation
     As already disclosed by the Company in press releases, Siemens AG is asserting claims for damages against former members of the Managing and Supervisory Board. The Company is basing its claims on breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in the years 2003 to 2006 and the resulting financial burdens for the Company. On December 2, 2009 Siemens reached a settlement with nine out of eleven former members of the Managing and Supervisory Board. As required by law, the settlements between the Company and individual board members were subject to approval by the Annual Shareholders’ Meeting. Furthermore, the Company reached a settlement agreement with its directors and officers (D&O) insurers regarding claims in connection with the D&O insurance of up to €100. The Annual Shareholders’ Meeting approved all nine settlements between the Company and the former members of the Managing and Supervisory Board on January 26, 2010. The shareholders also agreed to the settlement with respect to claims under the D&O-Insurance. On January 25, 2010 Siemens AG filed a lawsuit with the Munich District Court I against the two former board members who were not willing to settle, Thomas Ganswindt and Heinz-Joachim Neubürger.
     The Company has become aware that a securities class action was filed in December 2009 against Siemens AG with the United States District Court for the Eastern District of New York seeking damages for alleged violations of U.S. securities laws. The Company will defend itself against the lawsuit.
     Antitrust proceedings
     As previously reported, on October 25, 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €0.320 to €0.120 and from €0.640 to €0.110 regarding VA Technologies AG. The Company and the Competition Authority both appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. On December 5, 2008, the Competition Authority filed an extraordinary appeal with the Supreme Court. In December 2009, Siemens AG was notified that the Supreme Court had remanded the case to the Court of Appeal, with instructions to take a new decision on the amount of the fines.
     In the context of previously reported investigations into potential antitrust violations involving producers of flexible current transmission systems, including Siemens AG, in New Zealand and the USA, the European Commission launched an investigation in January 2010. Siemens is cooperating with the authorities.
     Other
     For certain legal proceedings information required under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, is not disclosed, if the Company concludes that the disclosure can be expected to seriously prejudice the outcome of the litigation.
     In addition to the investigations and legal proceedings described in Siemens’ Annual Report as well as in Form 20-F and as updated above, Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims or potential claims for punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described in its Annual Report as well as in Form 20-F and as updated above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, Siemens may not be able to predict what the eventual loss or range of loss related to such matters will be. The final resolution of the matters discussed in this paragraph could have a material effect on Siemens’ business, results of operations and financial condition for any reporting period in which an adverse decision is rendered. However, Siemens does not currently expect its business, results of operations and financial condition to be materially affected by the additional legal matters not separately discussed in this paragraph.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
12. Share-based payment
     Share-based payment plans at Siemens, including the share matching program and its underlying plans as well as the jubilee program which were introduced in fiscal 2009, are predominantly designed as equity-settled plans and to a certain extent as cash-settled plans. Total pre-tax expense for share-based payment recognized in Net income in the three months ended December 31, 2009 and 2008 amounted to €50 and €148, respectively.
     For further information on Siemens’ share-based payment plans, see the Company’s Consolidated Financial Statements as of September 30, 2009.
     Stock awards
     In the three months ended December 31, 2009 and 2008, respectively, the Company granted 1,361,586 and 1,992,392 stock awards to 4,314 and 4,156 employees and members of the Managing Board, of which 154,226 and 252,329 awards were granted to the Managing Board. Details on stock award activity and weighted average grant-date fair value for the three months ended December 31, 2009 and 2008 are:

	Three months ended		Three months ended
	December 31, 2009		December 31, 2008
		Weighted average		Weighted average
		Grant-Date		Grant-Date
	Awards	Fair Value	Awards	Fair Value
Non-vested, beginning of period	4,438,303	€57.22	3,489,768	€67.56
Granted	1,361,586	€60.79	1,992,392	€37.65
Vested	(824,694)	€57.28	(881,097)	€55.63
Forfeited/settled	(49,277)	€60.94	(130,915)	€56.62

Non-vested, end of period	4,925,918	€58.16	4,470,148	€56.90

     Fair value was determined as the market price of Siemens shares less the present value of expected dividends, as stock awards do not carry dividend rights until vested, which resulted in a fair value of €60.79 and €37.65 per stock award granted in November 2009 and 2008, respectively. Total fair value of stock awards granted in the three months ended December 31, 2009 and 2008, amounted to €83 and €75, respectively.

Stock Option Plans

	Three months ended December 31, 2009
			Weighted Average
			Remaining	Aggregate intrinsic
	Options	Weighted Average Exercise Price	Contractual Term (years)	value (in millions of €)
Outstanding, beginning of the period	2,627,742	€73.89
Options exercised	—	—
Options forfeited	(912,770)	€72.57

Outstanding, end of period	1,714,972	€74.59	0.9	—

Exercisable, end of period	1,714,972	€74.59	0.9	—

	Three months ended December 31, 2008
			Weighted Average
			Remaining	Aggregate intrinsic
	Options	Weighted Average Exercise Price	Contractual Term (years)	value (in millions of €)
Outstanding, beginning of the period	5,097,083	€73.60
Options exercised	—	—
Options forfeited	(2,374,261)	€73.26

Outstanding, end of period	2,722,822	€73.89	1.5	—

Exercisable, end of period	2,722,822	€73.89	1.5	—

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Share Matching Program and its underlying plans
     a) Base Share Program
     In the first quarter of fiscal 2009, Siemens replaced its previous employee share purchase program by the Base Share Program. Under the Base Share Program, members of the Managing Board and employees of Siemens AG and participating Siemens companies can purchase Siemens shares under favorable conditions once a year. The Base Share Program is measured at fair value at grant-date. Shares purchased under the Base Share Program grant the right to receive matching shares under the same conditions described below at Share Matching Plan.
     In fiscal 2010, the Base Share Program allowed members of the Managing Board and employees of Siemens AG and participating Siemens companies to make an investment of a fixed amount of their compensation into Siemens shares, which is sponsored by Siemens with a tax beneficial allowance per plan participant. Shares will be bought at the market price at a predetermined date in the second quarter. In fiscal 2010, the Company incurred pre-tax expense of €27.
     In fiscal 2009, the Base Share Program allowed members of the Managing Board and employees of Siemens AG and participating Siemens companies to purchase a fixed number of Siemens shares at a preferential price once a year. Up to a stipulated date in the first quarter of the fiscal year, employees were allowed to order the shares, which were issued in the second quarter of the fiscal year. The Company incurred pre-tax expense of €42, based on a preferential share price of €22 per share and a grant-date fair value of the equity instrument of €25.56 per share, which was determined as the market price of Siemens shares less the present value of expected dividends as investment shares of the Base Share Program do not carry dividend rights until they are issued in the second quarter, less the share price paid by the participating employee.
     b) Share Matching Plan
     In the first quarter of fiscal 2010, Siemens issued a new Share Matching Plan (Share Matching Plan 2010). In contrast to the Share Matching Plan 2009 (described below), the Share Matching Plan 2010 is restricted to senior managers only. Senior managers of Siemens AG and participating Siemens companies may invest a certain amount of their compensation in Siemens shares. While for the Share Matching Plan 2009, the price of the investment shares was fixed at the resolution date, for the Share Matching Plan 2010 the shares are purchased at the market price at a predetermined date in the second quarter. Up to the stipulated grant-dates in the first quarter of each fiscal year, senior managers have to decide on their investment amount for which investment shares are purchased. The investment shares are then issued in the second quarter of the fiscal year. In exchange, plan participants receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant has been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. During the vesting period, matching shares are not entitled to dividends. The right to receive matching shares forfeits if the underlying investment shares are transferred, sold, pledged or otherwise encumbered. The Managing Board and the Supervisory Board of the Company will decide, each fiscal year, whether a new Share Matching Plan will be issued. The fair value at grant date of investment shares resulting from the Share Matching Plan 2010 is €— as the investment shares are offered at market price.
     In the first quarter of fiscal 2009, the Company introduced the Share Matching Plan 2009 to members of the Managing Board and to employees of Siemens AG and participating Siemens companies. Plan participants could invest a certain percentage of their compensation in Siemens shares at a predetermined price set at the resolution date (investment shares). In exchange, plan participants receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant has been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. Up to the stipulated grant-dates in the first quarter of fiscal year 2009 employees could order the investment shares, which were issued in the second quarter of the fiscal year. During the vesting period, matching shares are not entitled to dividends. The right to receive matching shares forfeits if the underlying investment shares are transferred, sold, pledged or otherwise encumbered. Investment Shares resulting from the Share Matching Plan 2009 are measured at fair value at grant-date, which is determined as the market price of Siemens shares less the present value of expected dividends as investment shares do not carry dividend rights until they are issued in the second quarter, less the share price paid by the participating employee. Depending on the grant-date being either November 30, 2008 or December 17, 2008, the fair values amount to €3.47 and €5.56, respectively, per instrument. The weighted average grant-date fair value amounts to €5.39 per instrument, based on the number of instruments granted.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     c) Monthly Investment Plan
     In the first quarter of fiscal 2010, the Company introduced the Monthly Investment Plan as a further component of the Share Matching Plan. The Monthly Investment Plan is available for employees — other than senior managers — of Siemens AG and participating Siemens companies. Plan participants may invest a certain percentage of their compensation in Siemens shares on a monthly basis. The Managing Board of the Company will decide annually, whether shares acquired under the Monthly Investment Plan (investment shares) may be transferred to the Share Matching Plan the following year. If management decides that shares acquired under the Monthly Investment Plan are transferred to the Share Matching Plan, plan participants will receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant had been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. Up to the stipulated grant-dates in the first quarter of each fiscal year, employees may decide their participation in the Monthly Investment Plan and consequently the Share Matching Plan. The Managing Board will decide, each fiscal year, whether a new Monthly Investment Plan will be issued.
     d) Resulting Matching Shares
     In the three months ended December 31, 2008, 1,324,596 matching shares were granted. In the three months ended December 31, 2009, 16,120 matching shares forfeited, of the 1,266,444 beginning balance, which resulted in 1,250,324 matching shares as of December 31, 2009. For further information, including fair value determination, see Note 34 to our Consolidated Financial Statements as of September 30, 2009.
13. Earnings per share

	Three months ended
	December 31,
(shares in thousands)	2009	2008
Income from continuing operations	1,526	1,260
Less: Portion attributable to non-controlling interest	(54)	(27)

Income from continuing operations attributable to shareholders of Siemens AG	1,472	1,233

Weighted average shares outstanding—basic	866,838	862,005
Effect of dilutive share-based payment	8,036	4,842

Weighted average shares outstanding—diluted	874,874	866,847

Basic earnings per share (from continuing operations)	1.70	1.43
Diluted earnings per share (from continuing operations)	1.68	1.42
     The dilutive earnings per share computation do not contain weighted average shares of 2,166 thousand and 4,592 thousand, in the three months ended December 31, 2009 and 2008, respectively, since its inclusion would have been anti-dilutive in the periods presented.
14. Segment Information
     Segment Information is presented for continuing operations. Accordingly, current and prior period Segment Information excludes discontinued operations. For a description of the Siemens segments see Note 37 of the Company’s Consolidated Financial Statements as of September 30, 2009.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Reconciliation to Consolidated Financial Statements
     Reconciliation to Consolidated Financial Statements contains businesses and items not directly related to Siemens’ reportable segments:
     Centrally managed portfolio activities: Siemens completed the streamlining of Other Operations in the fourth quarter of fiscal 2009. Beginning with the first quarter of fiscal 2010, Segment Information includes a new line item for centrally managed activities intended for divestment or closure, which at present primarily includes the Electronics Assembly Systems business and activities remaining from the divestment of the former Communications (Com) business. Results for the new line item, Centrally managed portfolio activities, are stated on a comparable basis.
     Siemens Real Estate (SRE), which no longer exists as a segment, owns and manages a substantial part of Siemens’ real estate portfolio and offers a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management. SRE is in the process of bundling additional corporate real estate. In the three months ended December 31, 2009, assets with a carrying amount of €254 were transferred to SRE.
     Corporate items and pensions includes corporate charges such as personnel costs for corporate headquarters, corporate projects and non-operating investments or results of corporate-related derivative activities. Pensions includes the Company’s pension related income (expense) not allocated to the segments, SRE or Centrally managed portfolio activities. In fiscal 2010, Centrally managed portfolio activities was implemented. The implementation resulted in reclassifications of prior period amounts to conform to the current period presentation.
     Eliminations, Corporate Treasury and other reconciling items comprise consolidation of transactions within the segments, certain reconciliation and reclassification items and the activities of the Company’s Corporate Treasury. It also includes interest income and expense, such as, for example, interest not allocated to segments or Centrally managed portfolio activities (referred to as financing interest), interest related to Corporate Treasury activities or resulting consolidation and reconciliation effects on interest.
     Measurement — Segments
     Accounting policies for Segment Information are based on those used for Siemens, which are described in Note 2 of the Company’s Consolidated Financial Statements as of September 30, 2009. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.
     Profit of the Sectors, Equity Investments, and Siemens IT Solutions and Services:
     Siemens’ Managing Board is responsible for assessing the performance of the segments. The Company’s profitability measure of the Sectors, Equity Investments, and Siemens IT Solutions and Services is earnings before financing interest, certain pension costs, and income taxes (Profit) as determined by the chief operating decision maker. Profit excludes various categories of items, which are not allocated to the Sectors, Equity Investments, and Siemens IT Solutions and Services since Management does not regard such items as indicative of their performance. Profit represents a performance measure focused on operational success excluding the effects of capital market financing issues. The major categories of items excluded from Profit are presented below.
     Financing interest, excluded from Profit, is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Sectors, Equity Investments, and Siemens IT Solutions and Services and interest expense on payables to suppliers. Financing interest is excluded from Profit because decision-making regarding financing is typically made at the corporate level.
     Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Profit primarily includes amounts related to service costs of pension plans only, while all other regularly recurring pension related costs (including charges for the German pension insurance association and plan administration costs) are included in the line item Corporate items and pensions.
     Furthermore, income taxes are excluded from Profit since income tax is subject to legal structures, which typically do not correspond to the structure of the segments.
     The effect of certain litigation and compliance issues is excluded from Profit, if such items are not indicative of the Sectors, Equity Investments, and Siemens IT Solutions and Services’ performance, since their related results of operations may be distorted by the amount and the irregular nature of such events. This may also be the case for items that refer to more than one reportable segment, SRE and/or Centrally managed portfolio activities or have a corporate or central character.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Profit of the segment SFS:
     Profit of the segment SFS is Income before income taxes. In contrast to performance measurement principles applied to the Sectors, Equity Investments, and Siemens IT Solutions and Services, interest income and expense is an important source of revenue and expense of SFS.
     Asset measurement principles:
     Management determined Assets as a measure to assess capital intensity of the Sectors, Equity Investments and Siemens IT Solutions and Services (Net capital employed). Its definition corresponds to the Profit measure. It is based on Total assets of the Consolidated Statements of Financial Position, primarily excluding intragroup financing receivables, intragroup investments and tax related assets, since the corresponding positions are excluded from Profit. The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities (e.g. trade payables) and provisions to derive Assets. In contrast, Assets of SFS is Total assets. A reconciliation of Assets disclosed in Segment Information to Total assets in the Consolidated Statements of Financial Position is presented below.
     New orders:
     New orders are determined principally as estimated revenue of accepted customer purchase orders and order value changes and adjustments, excluding letters of intent.
     Free cash flow definition:
     Segment Information discloses Free cash flow and Additions to property, plant and equipment and intangible assets. Free cash flow of the Sectors, Equity Investments, and Siemens IT Solutions and Services constitutes net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. It excludes Financing interest as well as income tax related and certain other payments and proceeds, in accordance with the Company’s Profit and Asset measurement definition. Free cash flow of SFS, a financial services business, includes related financing interest payments and proceeds; income tax payments and proceeds of SFS are excluded.
     Amortization, depreciation and impairments:
     Amortization, depreciation and impairments presented in Segment Information includes depreciation and impairments of property, plant and equipment, net of reversals of impairments as well as amortization and impairments of intangible assets other than goodwill.
     Measurement — Centrally managed portfolio activities and SRE
     Centrally managed portfolio activities follows the measurement principles of the Sectors, Equity Investments, and Siemens IT Solutions and Services. SRE applies the measurement principles of SFS.
     Reconciliation to Siemens’ Consolidated Financial Statements
     The following table reconciles total Assets of the Sectors, Equity Investments and Cross-Sector Businesses to Total assets of Siemens’ Consolidated Statements of Financial Position:

	December 31,	September 30,
	2009	2009
Assets of Sectors	25,369	24,958
Assets of Equity Investments	3,954	3,833
Assets of Cross-Sector Businesses	11,844	11,945

Total Segment Assets	41,167	40,736

Reconciliation:
Assets Centrally managed portfolio activities	(533)	(543)
Assets SRE	4,403	4,489
Assets of Corporate items and pensions	(7,351)	(7,445)
Eliminations, Corporate Treasury and other reconciling items of Segment Information:
Asset-based adjustments:
Intra-group financing receivables and investments	23,116	28,083
Tax-related assets	2,937	2,870
Liability-based adjustments:
Pension plans and similar commitments	6,155	5,938
Liabilities	37,270	38,112
Eliminations, Corporate Treasury, other items	(11,433)	(17,314)

Total Eliminations, Corporate Treasury and other reconciling items of Segment Information	58,045	57,689

Total Assets in Siemens’ Consolidated Statements of Financial Position	95,731	94,926

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     In the three months ended December 31, 2009 and 2008, Corporate items and pensions in the column Profit includes €(228) and €(168), respectively, related to corporate items, as well as €(60) and €(70), respectively, related to pensions. In fiscal 2010, Centrally managed portfolio activities was implemented. The implementation resulted in reclassifications of prior period amounts to conform to the current period presentation.
     The following table reconciles Free cash flow, Additions to intangible assets and property, plant and equipment and Amortization, depreciation and impairments as disclosed in Segment Information to the corresponding consolidated amount for the Company.

			Net cash provided by		Additions to intangible
			(used in) operating		assets and property,		Amortization,
	Free cash flow		activities		plant and equipment		depreciation and
	(I)= (II)+(III)		(II)		(III)		impairments
	Three months ended		Three months ended		Three months ended		Three months ended
	December 31,		December 31,		December 31,		December 31,
	2009	2008	2009	2008	2009	2008	2009	2008
Segment Information - based on continuing operations	725	(1,574)	1,121	(1,061)	(396)	(513)	646	664
Discontinued operations	(28)	(77)	(28)	(77)	—	—	—	—
Impairment	—	—	—	—	—	—	—	22

Siemens Consolidated Statements of Cash Flow	697	(1,651)	1,093	(1,138)	(396)	(513)	646	686

15. Related party transactions
     Joint ventures and associates
     The Company has relationships with many of its joint ventures and associates in the ordinary course of business whereby the Company buys and sells a wide variety of products and services on arm’s length terms. Principal joint ventures and associates of the Company as of December 31, 2009 are NSN, BSH, KMW and EN.
     Sales of goods and services and other income from transactions with joint ventures and associates as well as purchases of goods and services and other expense from transactions with joint ventures and associates are as follows:

			Purchases of goods and
	Sales of goods and		services and other
	services and other income		expense
	Three months ended		Three months ended
	December 31,		December 31,
	2009	2008	2009	2008
Joint ventures	28	69	5	119
Associates	252	306	63	57
	280	375	68	176

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Receivables from joint ventures and associates and liabilities to joint ventures and associates are as follows:

	Receivables		Liabilities
	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,
	2009	2009	2009	2009
Joint ventures	45	25	14	13
Associates	187	129	37	73
	232	154	51	86
     As of December 31, 2009, loans given to joint ventures and associates amount to €876 in total. As of September 30, 2009, loans given to joint ventures and associates amounted to €869 including the three tranches in relation to a Shareholder Loan Agreement between Siemens and NSN. Loans given to joint ventures amount to €24 as of December 31, 2009 (as of September 30, 2009: €24). In the normal course of business the Company regularly reviews loans and receivables associated with joint ventures and associates, including NSN. In the three months ended December 31, 2009 and 2008 the review resulted in gains / (losses) related to valuation allowances totaling €3 and €(7), respectively.
     For information regarding the funding of our principal pension plans refer to Note 8.
     As of December 31, 2009, guarantees to joint ventures and associates amount to €5,086, including the HERKULES obligations of €3,090 (as of September 30, 2009: €5,740, including the HERKULES obligations of €3,490). As of December 31, 2009, guarantees to joint ventures amount to €40 (as of September 30, 2009: €48).
     Related individuals
     Related individuals include the members of the Managing Board and Supervisory Board.
     In the first three months ended December 31, 2009, no major transactions took place between the Company and members of the Managing Board and Supervisory Board.
     Some of the members of the Company’s Managing Board and Supervisory Board hold positions of significant responsibilities with other entities. Siemens has relationships with almost all of these entities in the ordinary course of business whereby the Company buys and sells a wide variety of products and services at arm’s length terms.
16. Supervisory Board and Managing Board
     At the Annual Shareholders’ Meeting on January 26, 2010, Siemens’ Managing Board member remuneration system was approved by Siemens’ shareholders in accordance with the German Act on the Appropriateness of Managing Board Remuneration (VorstAG).

Review report
     To Siemens Aktiengesellschaft, Berlin and Munich
     We have reviewed the condensed interim consolidated financial statements comprising the consolidated statements of financial position, the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity, consolidated statements of cash flow and selected explanatory notes, together with the interim group management report, of Siemens Aktiengesellschaft, Berlin and Munich for the period from October 1, 2009 to December 31, 2009 which are part of the quarterly financial report pursuant to Sec. 37x (3) WpHG (“Wertpapierhandelsgesetz”: German Securities Trading Act). The preparation of the condensed interim consolidated financial statements in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and the interim group management report based on our review.
     We conducted our review of the condensed interim consolidated financial statements and the interim group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW — Institute of Public Auditors in Germany) and in accordance with the International Standard on Review Engagements 2410, “Review on Interim Financial Information Performed by the Independent Auditor of the Entity”. Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with IFRSs applicable to interim financial reporting as issued by the IASB and as adopted by the EU, and that the interim group management report has not been prepared, in all material respects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to making inquiries of company personnel and applying analytical procedures and thus does not provide the assurance that we would obtain from an audit of financial statements. In accordance with our engagement, we have not performed a financial statement audit and, accordingly, we do not express an audit opinion.
     Based on our review nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with IFRSs applicable to interim financial reporting as issued by the IASB and as adopted by the EU and that the interim group management report has not been prepared, in all material respects, in accordance with the provisions of the WpHG applicable to interim group management reports.
Munich, January 29, 2010

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Pfitzer	Krämmer
Wirtschaftsprüfer	Wirtschaftsprüfer

Quarterly summary
(in € unless otherwise indicated)

	Fiscal year 2010	Fiscal year 2009
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue (in millions of €)(1)	17,352	19,714	18,348	18,955	19,634
Income from continuing operations (in millions of €)	1,526	(982)	1,224	955	1,260
Net income (in millions of €)	1,531	(1,063)	1,317	1,013	1,230
Free cash flow (in millions of €)(1) (2)	725	3,158	1,064	1,138	(1,574)

Key capital market data

Basic earnings per share(1)	1.70	(1.21)	1.35	1.05	1.43
Diluted earnings per share(1)	1.68	(1.21)	1.34	1.04	1.42

Siemens stock price (3)
High	69.00	66.45	54.99	56.19	63.73
Low	60.20	46.00	42.97	38.36	35.52
Period-end	64.21	63.28	49.16	43.01	52.68
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX ® index	(3.50)	10.70	(3.42)	(0.46)	(2.37)
Compared to Dow Jones STOXX ®index	(3.66)	10.42	(4.51)	(5.14)	2.24

Number of shares issued (in millions)	914	914	914	914	914

Market capitalization (in millions of €)(4)	55,686	54,827	42,593	37,265	45,434

Credit rating of long-term debt
Standard & Poor’s	A+	A+	A+ (5)	AA-	AA-
Moody’s	A1	A1	A1	A1	A1

(1)	Continuing operations.

(2)	Net cash provided by (used in) operating activities less Additions to intangible assets and property, plant and equipment.

(3)	XETRA closing prices, Frankfurt.

(4)	Based on shares outstanding.

(5)	Changed from AA- to A+ on June 5, 2009.

Siemens financial calendar(1)

Second-quarter financial report and Semiannual Press conference	April 29, 2010
Third-quarter financial report	July 29, 2010
Preliminary figures for fiscal 2010/Press conference	Nov. 11, 2010
Annual Press Conference	Dec. 3, 2010
Annual Shareholders’ Meeting for fiscal 2010	Jan. 25, 2011

(1)	Provisional Updates will be posted at: www.siemens.com/financial_calendar
Information resources

Telephone	+49 89 636-33032 (Press Office)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-30085 (Press Office)
+49 89 636-32830 (Investor Relations)
E-mail	press@siemens.com
investorrelations@siemens.com

Address
Siemens AG
Wittelsbacherplatz 2
D-80333 Munich
Germany
Internet	www.siemens.com
Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.
© 2010 by Siemens AG, Berlin and Munich

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: February 1, 2010	/s/	Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

	/s/	Dr. Juergen M. Wagner
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling